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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              CHEAP TICKETS, INC.
                           (Name of Subject Company)

                              CHEAP TICKETS, INC.
                     (Name of Person(s) Filing Statement)

                   Common Stock, par value $0.00l per share
                        (Title of Class of Securities)

                                  162672 10 9
                     (CUSIP Number of Class of Securities)

                              Michael J. Hartley
                        Executive Chairman of the Board
                              Cheap Tickets, Inc.
                           1440 Kapiolani Boulevard
                            Honolulu, Hawaii 96814
                                (808) 945-7439
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                  Copies to:

                             Henry M. Fields, Esq.
                            Morrison & Foerster llp
                       555 West Fifth Street, 35th floor
                      Los Angeles, California 90013-1024
                                (213) 892-5200

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

  (a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Cheap Tickets, Inc., a Delaware corporation ("Cheap Tickets" or the "Company"). The address of the principal executive offices of Cheap Tickets is 1440 Kapiolani Boulevard, Honolulu, Hawaii 96814; telephone number: (808) 945-7439.

  (b) Securities. The title of the class of equity securities to which this
Schedule 14D-9 relates is the common stock, par value $0.001 per share, of Cheap Tickets (the "Common Stock" or the "Shares"). As of August 13, 2001, there were 23,299,413 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

  (a) Name and Address. The name, address and telephone number of Cheap Tickets, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

  (b) Tender Offer. This Schedule 14D-9 relates to a tender offer by Diamondhead Acquisition Corporation, a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of Cendant Corporation, a Delaware corporation ("Parent" or "Cendant"), disclosed in a Tender Offer Statement on Schedule TO, dated August 13, 2001 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $16.50 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 23, 2001 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which as amended or supplemented from time to time, together constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated August 13, 2001 (the "Merger Agreement"), among Purchaser, Cendant and Cheap Tickets. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into Cheap Tickets (the "Merger") and each share of Common Stock then outstanding will be converted into the right to receive the Offer Price, without interest. Cheap Tickets will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Cendant. The Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 is incorporated herein by reference.

  As set forth in the Schedule TO, the principal executive offices of Cendant are located at 9 West 57th Street, New York, New York 10019; telephone number:
(212) 413-1800. The principal executive offices of Purchaser are located at the same address.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

  Except as set forth in this Item 3, or as incorporated by reference herein, to the knowledge of Cheap Tickets, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Cheap Tickets or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Purchaser, its executive officers, directors or affiliates.

  During September 2000, except for Mr. Lowry whose agreement was entered into during May 2001, Cheap Tickets has entered into agreements with R. Evans Gebhardt, Vice President, Marketing, Ronald L. McElfresh, Vice President, Online Business Development, Monica M. Kosiorek, Vice President, Consumer Sales and Service, and Bill L. Lowry, Vice President, Human Resources. Under these agreements, if there is a change of control of Cheap Tickets, which would include the Offer and the Merger: (1) Cheap Tickets is required to pay them an amount equal to their bonus prorated to the date of the change of control; (2) fifty percent (50%) of all unvested stock options held by them immediately vest and become exercisable, and the remaining fifty percent (50%) of the unvested stock options vest and become exercisable one year from the date of the change of control,

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or if the stock options are not assumed by the successor corporation, the remaining fifty percent (50%) vest and become exercisable on the date of the change of control; and (3) to the extent any benefits under these agreements would be subject to an excise tax under Section 280G(b) of the Internal Revenue Code of 1986, as amended, Cheap Tickets is required to reimburse them for the excise tax and the tax impact of such reimbursement. Furthermore, if their employment with Cheap Tickets is either terminated by Cheap Tickets without cause or by them for good reason within one year after a change of control of Cheap Tickets, the remaining fifty percent (50%) of their unvested stock options vest and become exercisable upon termination, and Cheap Tickets is required to (1) pay them a severance equal to two times their annual salary at the time of termination (except for Mr. McElfresh who is required to be paid a severance equal to his annual salary at the time of termination);
(2) provide outplacement services up to $30,000 for each of them; (3) provide medical insurance coverage for one year on the same terms as provided by Cheap Tickets; and (4) forgive any outstanding principal owed by them to Cheap Tickets in connection with relocation loans, if applicable. The form of these agreements, a copy of which is filed as Exhibit (e)(5), is incorporated herein by reference.

  Under the terms of the Cheap Tickets' 1997 Stock Option Plan and Amended and Restated 1999 Stock Incentive Plan (collectively, the "Plans"), and actions of the Board, acting as administrator thereunder, all outstanding stock options under the Plans, whether or not exercisable or vested, which are outstanding and unexercised immediately prior to the effective time of the Merger (the "Effective Time") shall by virtue of the Merger become immediately fully vested and exercisable at the Effective Time.

  Certain agreements, arrangements or understandings between Cheap Tickets or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement of Cheap Tickets attached to this
Schedule 14D-9 as Schedule I (the "Information Statement"). The Information Statement is being furnished to Cheap Tickets' stockholders pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Purchaser's right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Board of Directors of Cheap Tickets (the "Board") other than at a meeting of the stockholders of Cheap Tickets. The Information Statement is incorporated herein by reference.

The Merger Agreement

  The summary of the material terms of the Merger Agreement set forth in
Section 13--"The Merger Agreement and the Stockholder Agreement" in the Offer to Purchase is incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(l) hereto and is incorporated herein by reference.

Confidentiality Agreement

  On May 24, 2001, Cheap Tickets and Cendant Internet Group, Inc., a wholly-owned subsidiary of Cendant, entered into a Confidentiality Agreement which was subsequently amended on July 3, 2001 and August 11, 2001 (the "Confidentiality Agreement"). The Confidentiality Agreement provides that the recipient of evaluation material shall make all reasonable, necessary and appropriate efforts to safeguard evaluation material from disclosure to anyone other than as permitted under the Confidentiality Agreement.

  The Confidentiality Agreement requires that for a period of one year from the date of the Confidentiality Agreement, Cendant will not solicit any officer, key employee or manager of Cheap Tickets, whom Cendant first becomes aware or first has contact as a result of the Transaction, except in certain limited circumstances.

  The summary set forth herein does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(4), to this
Schedule 14D-9 and is incorporated by reference in its entirety.

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Stockholder Agreement

  As a condition and inducement to Cendant's and Purchaser's entering into the Merger Agreement, Michael J. Hartley, Executive Chairman of the Board of Cheap Tickets, Sandra T. Hartley, the Michael J. Hartley Revocable Trust dated December 21, 1988, as amended, the Sandra Tatsue Hartley Revocable Trust dated December 21, 1988, as amended, and the Hartley Investments Limited Partnership, who together hold dispositive power with respect to an aggregate of 10,960,637 Shares, or approximately 47% of Cheap Tickets' outstanding Shares, immediately following the execution and delivery of the Merger Agreement entered into a Stockholder Agreement (the "Stockholder Agreement"), dated August 13, 2001, with Cendant and the Purchaser.

  The summary of the material terms of the Stockholder Agreement set forth in
Section 13--"The Merger Agreement and the Stockholder Agreement" in the Offer to Purchase is incorporated by reference herein. The summary of the Stockholder Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Stockholder Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Indemnity Letter

  In connection with the Merger Agreement, on August 12, 2001, Cheap Tickets obtained an indemnity letter (the "Indemnity Letter") from Michael J. Hartley, Sandra T. Hartley, the Michael J. Hartley Revocable Trust dated December 21, 1988, as amended, the Sandra Tatsue Hartley Revocable Trust dated December 21, 1988, as amended, and the Hartley Investments Limited Partnership (collectively, the "Hartley Stockholders"). Pursuant to the Indemnity Letter, the Hartley Stockholders have agreed to indemnify Cheap Tickets, in the event that Cheap Tickets is required to pay the Termination Fee under the Merger Agreement, for the loss to Cheap Tickets incurred as a result thereof. However, the Hartley Stockholders are required to indemnify Cheap Tickets only if the breach by one or more of the Hartley Stockholders is reasonably understood to have been an actual cause of the Purchaser's termination of the Merger Agreement. The loss indemnified under the Indemnity Letter may be mitigated to the extent that Cheap Tickets consummates a Takeover Proposal (as defined in the Merger Agreement) that results in Cheap Tickets and/or its stockholders receiving an amount in the aggregate that exceeds the amount to be received by Cheap Tickets' stockholders pursuant to the Merger Agreement. If stockholders of Cheap Tickets receive a greater amount per share than they would have received from consummation of the Merger Agreement, all factors (including the time value of money, tax considerations, etc.) considered, then the Hartley Stockholders are not required to pay any amount in indemnification.

  The summary set forth herein does not purport to be complete and is qualified in its entirety by reference to the complete text of the Indemnity Letter, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9, and is incorporated by reference in its entirety.

Director Indemnification

  The Merger Agreement requires the Surviving Corporation, for a period of six years after the Effective Time, to indemnify, defend and hold harmless the present and former officers and directors of Cheap Tickets and its subsidiaries, and persons who become any of the foregoing prior to the Effective Time, against all losses, claims, damages, liabilities, costs, fees and expenses arising out of actions or omissions occurring at or prior to the Effective Time to the full extent permissible under applicable provisions of the DGCL, the terms of Cheap Tickets' Certificate of Incorporation or Bylaws, and under any agreements as in effect at the date of the Merger Agreement. In the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims continue until the claim or claims are disposed.

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  The Merger Agreement also requires the Surviving Corporation to honor the terms of the mandatory indemnification provision of Cheap Tickets' Certificate of Incorporation and Bylaws, which require indemnification of directors and officers to the fullest extent permitted by Delaware law. There is no time limit on this obligation.

  Cendant has agreed, in the Merger Agreement, to guaranty the foregoing indemnification obligations of the Surviving Corporation.

  Cendant or the Surviving Corporation is required to maintain Cheap Tickets' existing directors' and officers' liability insurance for a period of not less than six years after the Effective Time. However, Cendant may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers.

  For additional discussion of the indemnification and insurance provisions of the Merger Agreement, see Section 13--"The Merger Agreement and the Stockholder Agreement" in the Offer to Purchase, a copy of which is incorporated by reference herein.

Item 4. The Solicitation or Recommendation.

  (a) Recommendation

  At a meeting of the Board held on August 12, 2001, the Board by unanimous vote of the directors, (1) determined that the Merger Agreement, including the Offer, the Merger and the transactions contemplated by the Merger Agreement, taken together were fair to and in the best interests of Cheap Tickets and its stockholders, (2) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and
(3) recommends that Cheap Tickets' stockholders accept the Offer and tender their Shares in the Offer.

  A press release announcing the commencement of the Offer and a letter to the stockholders communicating the Board's recommendation are filed herewith as Exhibits (a)(1)(H) and (a)(2), respectively, and are incorporated by reference herein in their entirety.

  (b) Background and Reasons for the Recommendation.

  Cheap Tickets assumes no responsibility for the accuracy or completeness of any information contained herein regarding Cendant's or Purchaser's discussions with any person other than Cheap Tickets and its representatives, or regarding any matters involving the executive officers of Cendant or Purchaser, other than matters in which Cheap Tickets or its representatives directly participated. All such information has been provided to Cheap Tickets by Cendant and Purchaser for inclusion herein.

  Beginning in late 1999, the Board of Directors of Cheap Tickets (the "Board") considered various strategic alternatives in order to improve stockholder value. The Board felt that value would be enhanced if Cheap Tickets were able to obtain a broader selection of travel services and products to offer through its call centers, web site and retail stores, and if it were able to obtain stronger and more durable commitments from existing suppliers of travel services for continuing supply of non-published air fares. The Board directed that management of Cheap Tickets explore a variety of means to accomplish these goals, including possible strategic alliances with travel service providers, acquisitions of other companies that had access to travel services or products, or a sale of all or part Cheap Tickets, optimally to a buyer that would help Cheap Tickets to achieve these goals. In January 2000, Cheap Tickets engaged CIBC World Markets Corp. ("CIBC World Markets") as Cheap Tickets' financial advisor to assist in Cheap Tickets' exploration of a possible sale of Cheap Tickets, and Cheap Tickets specifically authorized CIBC World Markets to contact a number of companies and solicit their interest in a possible acquisition of all or part of Cheap Tickets. Cheap Tickets requested that these inquiries be made with particular discretion and in conjunction with appropriate non-disclosure and confidentiality agreements, due to concern that Cheap Tickets' relationships with airlines and other suppliers could be jeopardized by widespread dissemination of Cheap Tickets' interest in seeking a possible buyer.

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  From February to September 2000, approximately 11 companies, all of which were engaged in travel and leisure, travel services or e-commerce businesses, including Cendant, were contacted to determine their possible interest in a transaction with Cheap Tickets. Three companies from this group indicated an interest in further discussions with Cheap Tickets and Cheap Tickets subsequently entered into non-disclosure agreements with each of these companies and participated in preliminary due diligence meetings, including management presentations and an exchange of financial information. None of these initial contacts continued beyond this level, and none resulted in an offer being made for Cheap Tickets or any of its shares. Management reported on the details of all of these contacts to the Board during Cheap Tickets' regular Board meetings.

  In April 2001, another company ("Company A") contacted Sam E. Galeotos, President and Chief Executive Officer of Cheap Tickets, and expressed interest in a possible acquisition of all or a portion of Cheap Tickets. Mr. Galeotos and other members of management of Cheap Tickets participated in meetings with Company A and exchanged preliminary due diligence information in April and May 2001.

  In May 2001, as part of its continuing effort to enhance stockholder value, Cheap Tickets entered into a strategic alliance with Delta Air Lines which broadened the fares and destinations that Delta offers through Cheap Tickets. In connection with this strategic alliance, Cheap Tickets issued to Delta a warrant to purchase up to 7% of the fully diluted stock of Cheap Tickets, and the two companies agreed to explore and implement additional cooperative marketing initiatives.

  In May 2001, representatives of Cendant contacted Mr. Galeotos and informed him that Cendant was interested in exploring the possibilities of various relationships between the two companies. As a result of the conversation, Cendant delivered a proposed confidentiality agreement to Cheap Tickets.

  On May 21, during a regularly scheduled Board meeting, Mr. Galeotos updated the Board on the discussions with Company A, and also reported on the contact initiated by representatives on behalf of Cendant, including the nature of communications between Cheap Tickets management and Cendant, its apparent motivation for interest in Cheap Tickets and its recently announced new initiatives in the travel industry.

  On May 24, Cheap Tickets and Cendant Internet Group, Inc. executed a confidentiality agreement, which was further amended during the course of negotiations. In the period following execution of the confidentiality agreement, Cendant began a review of certain information delivered by Cheap Tickets to Cendant.

  On June 10, during a special Board meeting, Mr. Galeotos updated the Board on developments in the discussions with Company A, and the structure and timing of a possible transaction involving Company A.

  In June 2001, another potential buyer, which was not one of the 11 parties contacted on behalf of Cheap Tickets in 2000, contacted Mr. Galeotos and expressed interest in exploring a potential strategic transaction involving Cheap Tickets. After brief discussions, the party indicated that it was not interested in further pursuing a transaction at that time.

  On June 19, Mr. Galeotos, together with Cheap Tickets' financial advisor, met with Samuel Katz, Chief Strategic Officer of Cendant, and other representatives of Cendant at Cendant's offices in New York City to discuss the possibility of a commercial relationship between the two companies. Mr. Katz and Mr. Galeotos engaged in a separate conversation in which Henry R. Silverman, Cendant's chief executive officer, briefly participated. In exploring the various forms which a possible relationship between the two companies might take, Mr. Katz and Mr. Galeotos also discussed the possibility of Cendant acquiring Cheap Tickets. Mr. Katz acknowledged Mr. Galeotos' stated desire for Cendant to indicate to Cheap Tickets any interest in acquiring Cheap Tickets by June 21.

  On June 21, Cheap Tickets received from Cendant a non-binding indication of interest, indicating Cendant's interest in acquiring Cheap Tickets based on a valuation of between $17 and $20 per share, subject to due diligence, board approval and other customary conditions. Cendant also delivered at that time a preliminary request for due diligence information about Cheap Tickets.

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  On June 23, during a special Board meeting, Mr. Galeotos and CIBC World
Markets updated the Board on developments in the discussions with Cendant, including the receipt of the indication of interest from Cendant and the request by Cendant for due diligence information and meetings in Honolulu. Mr. Galeotos also updated the Board on his discussions with Company A, and indicated that Company A had not submitted an acquisition proposal for Cheap Tickets.

  On June 25, Cheap Tickets issued a press release and hosted an open conference call to announce its preliminary financial results of the quarter ending June 30, 2001, including the fact that revenue and earnings would fall below consensus estimates. Cheap Tickets attributed the shortfall to technical problems with its fare publishing and booking software, problems at its call centers and overall market conditions. Immediately following the announcement and during the following weeks, Cheap Tickets' stock traded in a significantly lower range than during the preceding weeks.

  During the week of June 25, the Company's financial advisor and Cendant's financial advisor discussed issues affecting the earnings underlying the June 25 press release and the potential impact of the announcement on any possible valuation of Cheap Tickets. Mr. Galeotos and Mr. Katz also spoke regarding the same topic.

  Throughout June and early July, Mr. Galeotos contacted and held discussions or meetings with several other parties to solicit interest in a possible transaction with Cheap Tickets. None of these parties submitted a proposal for a transaction with Cheap Tickets. On July 4, Mr. Galeotos, together with CIBC World Markets, telephoned Company A, and Mr. Galeotos informed Company A that Cheap Tickets was proceeding with negotiations with another entity and invited Company A to submit a proposal if it still had an interest in a transaction. Company A did not submit a proposal for a transaction with Cheap Tickets.

  During the week of June 25, Cheap Tickets agreed with Cendant to schedule a due diligence session for the following week in Honolulu. On July 5 and 6, representatives of Cendant, including William Hunscher, Jr., Executive Vice President--Strategic Development Group of Cendant, met with representatives of Cheap Tickets in Honolulu for initial due diligence meetings. At these meetings, Cheap Tickets management made presentations concerning Cheap Tickets, its current and historical financial performance, its prospects and various operational matters. Following these meetings through August 12, 2001, representatives of Cheap Tickets and Cendant continued to review due diligence information concerning the business and the financial condition of Cheap Tickets.

  From the time of the meetings in Honolulu through August 12, Mr. Galeotos and Cheap Tickets' legal and financial advisors conducted negotiations, through meetings and telephone calls, with Cendant and its advisors concerning primarily the price of a potential offer for Cheap Tickets and the structure and terms of such an offer and subsequent merger, including the terms of a Stockholder Agreement which Cendant had requested in its negotiations to be entered into with Cheap Tickets' largest stockholder, Michael Hartley.

  On July 17, during a regularly scheduled Board meeting, members of the Board participated in a conference call with Cheap Tickets' legal and financial advisors. At this meeting, CIBC World Markets noted the lack of interest from any of the other parties that had been contacted, and updated the Board concerning the progress of the ongoing discussions and negotiations with Cendant and preliminary conversations regarding the price of a potential offer. Mr. Galeotos informed the Board that efforts would be undertaken, with the assistance of CIBC World Markets, to contact other potential acquirers that previously had expressed interest in a transaction with the Company.

  On July 17, Cheap Tickets received from Cendant a revised non-binding indication of interest indicating Cendant's interest in acquiring Cheap Tickets based on a valuation of between $15 and $17 per share, and subject to continued due diligence and the negotiation of definitive documentation.

  Over the next several days, representatives of the two companies, including their respective financial advisors, spoke regarding Cendant's proposed valuation range. Among other things, Cheap Tickets communicated to Cendant its desire to receive from Cendant a proposal containing a single price.

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  On July 19, Mr. Hunscher orally communicated to Mr. Galeotos and delivered to CIBC World Markets Cendant's revised non-binding indication of interest in a possible transaction at a price of $17 per share, again subject to the results of ongoing due diligence and board approvals.

  On July 19, during a special Board meeting, Mr. Galeotos and CIBC World Markets updated the Board on the receipt of the revised indication of interest from Cendant, and the Board authorized management to continue its negotiations with Cendant.

  On July 19, counsel for Cendant provided a draft of a merger agreement to counsel for Cheap Tickets and a draft of a stockholder agreement to be provided to the Hartley Stockholders. Between July 25 and August 12, representatives of Cendant and Cheap Tickets negotiated the provisions of the proposed merger agreement. Between August 7 and August 12, representatives of Cendant and representatives of the Hartley Stockholders negotiated the terms of the proposed stockholder agreement.

  Negotiations concerning valuation, as well as the structure and terms of a possible transaction, continued through meetings and telephone calls between July 20 and August 11 among representatives of Cheap Tickets and Cendant, including their legal and financial advisors. In addition, representatives of Cheap Tickets and the Hartley Stockholders negotiated the provisions of an indemnity letter between Cheap Tickets and the Hartley Stockholders. During the period of negotiation of these agreements, Cheap Tickets' management briefed individual members of the Board from time to time concerning the progress and substance of the negotiations, and received feedback from the Board members.

  Between July 19 and July 24, at the direction of Cheap Tickets, CIBC World Markets contacted three companies which previously had expressed interest in a transaction with Cheap Tickets. Two of the parties never responded with any interest in an acquisition. On July 24, Cheap Tickets received a letter from the third party offering to acquire Cheap Tickets at a proposed purchase price of between $16 to $18 per Share. After brief discussions of Cheap Tickets' projected financial information, the party withdrew this proposal on July 25. On July 26, a fourth company contacted Cheap Tickets concerning a possible acquisition, but subsequently declined to make an offer.

  On July 23 and 24, representatives of Cendant and Cheap Tickets, including their financial advisors, met in Denver, Colorado to continue discussions regarding financial performance and various operational matters, as well as the status of Cendant's proposal to, and the price at which, Cendant might acquire Cheap Tickets.

  Representatives of Cendant and Cheap Tickets met thereafter with representatives of Delta Air Lines ("Delta") to discuss possible changes to the terms of Cheap Tickets' strategic alliance with Delta, with discussions continuing in early August regarding possible amendments to agreements between Delta and Cheap Tickets. Cendant and Cheap Tickets negotiated with Delta through August 11 regarding such changes, which were prompted by provisions in the May 2001 agreements with Delta which provided Delta the right to scale back certain of the benefits owing to Cheap Tickets under those agreements in the event of a change of control of Cheap Tickets. As a result of these negotiations, on August 11 Cheap Tickets and Delta agreed to amend certain elements of the strategic alliance, effective upon completion of the tender offer by Cendant, which amendment removed certain provisions which were favorable to Cheap Tickets or established new contingencies upon which such provisions would continue.

  On July 31, Mr. Galeotos, together with CIBC World Markets, briefed the other members of the Board on the progress of the ongoing discussions and negotiations with Cendant over the terms of the proposed acquisition, as well as the negotiations with Delta Air Lines concerning the continuation of the strategic alliance after an acquisition of Cheap Tickets by Cendant.

  On August 2, Cheap Tickets announced its results for the second quarter of 2001 which, as previously indicated in its June 25 public announcement, were below analysts' expectations. Cheap Tickets also revised downward its financial guidance for the remainder of 2001.

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  On August 7 and 8, representatives of Cendant and Cheap Tickets, including their financial advisors, discussed Cendant's most recent indication of interest. Cendant indicated that it continued to be interested in acquiring Cheap Tickets, but at a price of less than $17 per share, for a number of reasons relating to, among other things, Cheap Tickets' financial performance and uncertainties relating to supplier relationships. On August 9, 2001, Mr. Hunscher spoke with Mr. Galeotos indicating Cendant's willingness to consummate a transaction at $15.50 per share. On the same day, the Board of Directors of Cheap Tickets held a special meeting at which Mr. Galeotos and CIBC World Markets updated the Board members regarding the status of ongoing discussions and negotiations with Cendant.

  On August 10, after further negotiations, Cendant and Cheap Tickets agreed to continue negotiations on definitive documents on the basis of a purchase price of $16.50 per share, subject to negotiation of a definitive merger agreement. On August 11 and 12, all principal terms and conditions of the Merger Agreement, including the Offer, were finalized, including a purchase price of $16.50 per share.

  On August 12, the Board held a special meeting at which it considered the proposed financial terms and conditions of the Offer and the Merger. At that meeting, CIBC World Markets updated the Board on the results of its contacts with other companies which Cheap Tickets believed might be interested in a combination transaction with the Company. CIBC World Markets then reviewed with the Board its financial analysis of the consideration payable in the Offer and the Merger and rendered to the Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated August 13, 2001) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $16.50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Cendant and its affiliates) was fair, from a financial point of view, to such holders. The Board then discussed the presentations it had received at this and other Board meetings, the drafts of the various documents received at the meeting, the contacts made with other potential bidders, the scope and history of negotiations and the other matters described below under "Reasons for the Board of Directors' Recommendations; Factors Considered." The Board then unanimously determined that the Merger Agreement, including the Offer, the Merger, and the other transactions contemplated by the Merger Agreement (with Mr. Hartley recusing himself from the vote to approve the proposed indemnity letter between Cheap Tickets and him), taken together, were fair to and in the best interests of Cheap Tickets and its stockholders, and adopted, approved and declared advisable the Merger Agreement, the Offer, the Merger, the other transactions contemplated by the Merger Agreement and unanimously recommended that the stockholders of Cheap Tickets tender their Shares in the Offer.

  On August 13, the Merger Agreement was executed by Cendant, Purchaser and Cheap Tickets. On August 13, each Hartley Stockholder, and Cendant and Purchaser executed the Stockholder Agreement.

  On August 13, prior to the opening of trading on The Nasdaq Stock Market, the execution of the Merger Agreement was announced in a joint press release by Cheap Tickets and Cendant.

Reasons for the Board of Directors' Recommendations; Factors Considered

  In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Cheap Tickets Common Stock accept the Offer and tender their shares of Common Stock pursuant to the Offer, the Board consulted with Cheap Tickets' senior management and legal and financial advisors and considered a number of factors including, but not limited to, the following:

    1. The terms and conditions of the Offer and the Merger Agreement, including the fact that the proposed offer price per Share represents a premium of approximately 39.2% over the closing price of Cheap Tickets' Common Stock on The Nasdaq Stock Market (the "Closing Price") of $11.85 on August 10, 2001 (the last full trading day prior to the announcement of the Offer and the Merger) and a premium of 35.1% over the $12.21 average Closing Price during the prior 90-day period, the parties' respective representations, warranties and covenants under the Merger Agreement, the conditions to their respective obligations under the Merger Agreement and the limited ability of Cendant and Purchaser to terminate the Offer or the Merger Agreement.

    2. The financial condition, results of operations and cash flows of Cheap Tickets, including Cheap Tickets' prospects as an independent company, as well as uncertainties associated with those prospects, particularly as a result of the current worldwide economic conditions, conditions in the travel and leisure industry generally and Cheap Tickets' growth rate compared to that of its competitors.

    3. The Board's determination that, as compared with Cheap Tickets' alternatives (including the possibility of making a series of strategic acquisitions or entering into a strategic partnership with a larger company), a sale of Cheap Tickets would more likely result in greater benefits to Cheap Tickets' stockholders.

    4. The trading history of the Shares since Cheap Tickets' initial public stock offering on March 19, 1999 and a comparison of that trading history with the stock trading histories of other companies in the travel and leisure industry and stock market indices that were deemed relevant. Also, the prices and premiums paid in acquisitions of comparable companies in the travel and leisure industry.

    5. The current and prospective conditions and trends in the business sectors in which Cheap Tickets competes, in particular the trend towards consolidation, and the anticipated effects of those conditions and trends on Cheap Tickets and its stockholders and the resources available to Cheap Tickets and Cheap Tickets' competitors, including the risks of competing against companies with greater resources than Cheap Tickets.

    6. The likelihood of the consummation of the Offer and the Merger and the limited conditions to the consummation of the Offer.

    7. The Board's desire to enable the stockholders of Cheap Tickets to achieve liquidity with respect to all of their investment in Cheap Tickets at a fair price and the Board's conclusion that the proposed Merger Agreement with Cendant was the best way to achieve such liquidity in the near future, without incurring the transaction costs typically associated with open market sales.

    8. The fact that while Cheap Tickets had informal discussions with a number of parties about possible strategic transactions, including the possible acquisition of Cheap Tickets, and had revisited its contacts with other parties during the course of its negotiations with Cendant, no party other than Cendant had presented Cheap Tickets with (and not withdrawn) an acquisition proposal.

    9. The judgment of the Board, based on the extended arm's-length negotiations with Cendant, that the Offer Price represented the highest price that Purchaser would be willing to pay in acquiring the Shares.

    10. The opinion, dated August 13, 2001, of CIBC World Markets to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $16.50 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Cendant and its affiliates). The full text of the written opinion of CIBC World Markets dated August 13, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken by CIBC World Markets, is attached hereto as Schedule II and is incorporated herein by reference. The opinion of CIBC World Markets is directed only to the fairness, from a financial point of view, of the $16.50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Cendant and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer or as to any other matters relating to the Offer or the Merger. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

    11. The fact that the Offer and the Merger provide for a prompt cash tender offer for all shares of Cheap Tickets Common Stock to be followed by the Merger for the same consideration, thereby enabling Cheap Tickets' stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Cheap Tickets Common Stock.

    12. The fact that the Merger Agreement provides for the conversion of options to purchase Cheap Tickets Common Stock held by employees and other persons into options to acquire the stock of Cendant, and the fact that the terms of Cheap Tickets' stock option plans, including pursuant to determinations by the administrator thereunder, and outstanding employment agreements, provide for the acceleration of the vesting of outstanding stock options of Cheap Tickets upon consummation of the Merger.

    13. The fact that Cendant's and Purchaser's obligations under the Offer are not subject to any financing condition, and the financial strength of Cendant.

    14. Cheap Tickets' determination that the likelihood that an unconditional superior offer could be found was insufficient to justify the risk of delay in proceeding with the favorable transaction with Cendant and Purchaser.

    15. The Merger Agreement permits the Board, in order to comply with its fiduciary duties, to furnish information and enter into discussions and negotiations, in connection with an unsolicited acquisition proposal that is reasonably likely to result in a superior proposal, and in such event to withdraw its recommendation of the Offer and the Merger in favor of a superior unsolicited acquisition proposal.

    16. The Merger Agreement permits the Board, in the exercise of its fiduciary duties and under specified conditions, to terminate the Merger Agreement in favor of a superior acquisition proposal, provided, that following such termination, Cheap Tickets must pay Cendant a fee of $16 million and up to $500,000 in fees and expenses incurred by Cendant and Purchaser, which the Board recognized could have the effect of impeding other offers, but which the Board believed to be within the range of reasonable termination fees provided for in comparable transactions and not to be a significant deterrent to competing offers.

    17. The terms and conditions of the Stockholder Agreement pursuant to which each of the Hartley Stockholders, who beneficially own in the aggregate approximately 47% of the issued and outstanding stock of Cheap Tickets, would agree, among other things, to tender their shares in the transaction, vote their shares in favor of the Merger and the Merger Agreement, and grant to Cendant and Purchaser an irrevocable option to purchase their shares at a price per share equal to the Offer Price or any higher price paid or to be paid by Cendant or Purchaser pursuant to the Offer or the Merger.

  The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

  (c) Intent to Tender

  To Cheap Tickets' knowledge after reasonable inquiry, except as set forth below, Cheap Tickets and all of its executive officers, directors, affiliates and subsidiaries currently intend to tender all Shares held of record or beneficially (other than Shares held directly or indirectly by other public companies, as to which Cheap Tickets has no knowledge) by them pursuant to the Offer or to vote in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

  Cheap Tickets has retained CIBC World Markets to act as its exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of this engagement, Cheap Tickets has agreed to pay CIBC World Markets for its financial advisory services upon consummation of the Merger an aggregate fee equal to 1.0% of the total consideration, including liabilities assumed, payable in connection with the Offer and the Merger, subject to certain fee credits. Cheap Tickets also has agreed to reimburse CIBC World Markets for reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify CIBC World Markets and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of the engagement of CIBC World Markets. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade or hold the securities of Cheap Tickets and Cendant for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

  Neither Cheap Tickets nor any person acting on its behalf has employed, retained or compensated or agreed to compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

  Other than the transactions listed below, no transactions in the Shares have been effected during the past 60 days by Cheap Tickets or, to the best of Cheap Tickets' knowledge, by any executive officer, director, affiliate or subsidiary of Cheap Tickets:

    (a) the Stockholder Agreement executed by the Hartley Stockholders. Under the Stockholder Agreement, the Hartley Stockholders agreed to tender 10,960,637 Shares to Purchaser in connection with the Offer.

    (b) On June 27, 2001, Ronald L. McElfresh, Vice President, Online Business Development, exercised 5,600 vested stock options under Cheap Tickets' 1997 Stock Option Plan at a price per share of $0.178571.

    (c) Jeffrey N. Watanabe, a director of the Company, was granted options by the Company on July 19, 2001 to purchase 1,962 shares of Common Stock at an exercise price of $12.74 per share in accordance with the terms of the Company's 1999 Non-Employee Director Option Program, as amended, which program is described in the Information Statement.

    (d) The Program also permits non-employee directors to elect to be paid their Board and committee meetings fees in shares of Common Stock equal to the fair market value per share on the date each meeting is held. On July 27, 2001, the following non-employee directors of Cheap Tickets received the number of Shares set forth next to their name in consideration for fees in connection with Board and committee meetings in which they previously participated and for which they had not yet been paid:

                                                                        Number
     Name                                                              of Shares
     ----                                                             ----------
     Giles H. Bateman................................................    842
     George R. Mrkonic...............................................    799
     A. Maurice Myers................................................    524
     Cece Smith......................................................    842
     Jeffrey N. Watanabe.............................................    842

    (e) Michael J. Hartley, Sandra T. Hartley and Tammy A. Ishibashi entered into trading plans pursuant to Rule 10b5-1 of the Exchange Act. Under such trading plans, Mr. and Ms. Hartley and Ms. Ishibashi periodically sold their Shares under Rule 144 of the Securities Act of 1933, as amended, based on trading programs set forth in their plans. Mr. and Ms. Hartley and Ms. Ishibashi cancelled their trading plans effective August 13, 2001. The following chart sets forth the number of Shares sold on the dates indicated for Mr. and Mrs. Hartley and Ms. Ishibashi pursuant to their trading plans:


                                                                          Price
                                                     Date of    Number     per
     Name                                             Sale     of Shares  Share
     ----                                           --------- ---------- -------
     Michael J. Hartley............................  7/2/2001    1,000   $12.150
                                                     7/3/2001    2,000   $12.000
                                                     7/6/2001    1,500   $11.920
                                                    7/10/2001    4,000   $11.525
                                                    7/12/2001    2,500   $10.470
                                                    7/16/2001    6,000   $10.560
                                                    7/17/2001    2,500   $10.100
                                                    7/18/2001   20,000   $10.200
                                                    7/20/2001    4,500   $11.000
                                                    7/23/2001    1,167   $11.130
                                                    7/26/2001    4,250   $12.060
                                                     8/1/2001   10,000   $12.070
                                                     8/2/2001    7,500   $12.425
                                                     8/3/2001   31,667   $11.400
                                                     8/8/2001    2,916   $12.000

     Sandra T. Hartley.............................  7/2/2001    1,000   $12.150
                                                     7/3/2001    2,000   $12.000
                                                     7/6/2001    1,500   $11.920
                                                    7/10/2001    4,000   $11.525
                                                    7/12/2001    2,500   $10.470
                                                    7/16/2001    6,000   $10.560
                                                    7/17/2001    2,500   $10.100
                                                    7/18/2001   20,000   $10.200
                                                    7/20/2001    4,500   $11.000
                                                    7/23/2001    1,167   $11.130
                                                    7/26/2001    4,250   $12.060
                                                     8/1/2001   10,000   $12.070
                                                     8/2/2001    7,500   $12.425
                                                     8/3/2001   31,667   $11.400
                                                     8/8/2001    2,916   $12.000

     Tammy A. Ishibashi............................ 6/27/2001    2,000   $12.490
                                                     7/2/2001    1,000   $12.150
                                                    7/10/2001    2,000   $11.530
                                                    7/12/2001    2,000   $10.470
                                                    7/16/2001    5,000   $10.560
                                                    7/18/2001    1,667   $10.200
                                                    7/23/2001    2,666   $11.130
                                                    7/26/2001    1,500   $12.060
                                                     8/1/2001    5,000   $12.070
                                                     8/2/2001    5,000   $12.425
                                                     8/3/2001    6,667   $11.400

Item 7. Purposes of the Transaction and Plans or Proposals.

  (1) (i) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Cheap Tickets in response to the Offer which relate to a tender offer or other acquisition of Cheap Tickets' securities by Cheap Tickets, any subsidiary of Cheap Tickets or any other person.

      (ii) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Cheap Tickets in response to the Offer which relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Cheap Tickets or any subsidiary of Cheap Tickets, (2) any purchase, sale or transfer of a material amount of assets by Cheap Tickets or any subsidiary of Cheap Tickets, or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of Cheap Tickets.

  (2) Except as indicated in Items 3 and 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Information Statement

  The Information Statement attached as Schedule I to this Schedule 14D-9 is being furnished in connection with the possible designation by Cendant, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of Cheap Tickets' stockholders as described in
Item 3 above, and is incorporated herein by reference.

State Takeover Laws

  Cheap Tickets is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the board of directors of such corporation prior to such time. The Board has approved the Offer, the Merger and the transactions contemplated by the Stockholder Agreement. Accordingly,
Section 203 is inapplicable to the Offer, the Merger and the transactions contemplated by the Stockholder Agreement.

  A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which as a matter of state securities law made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

  Cheap Tickets' principal executive offices are located in Hawaii, and Cheap Tickets maintains substantial operations there. Under the Hawaii Takeover Disclosure Law certain procedures and disclosures are required in connection with any tender offer to acquire more than 10% of any class of equity securities of the target corporation or any offer that would increase by more than 5% the equity ownership of the offeror in the target corporation, unless the board has approved the tender offer in writing. The Board has approved the Offer and the Merger in writing. Accordingly, the Hawaii Takeover Disclosure Law is inapplicable to the Offer and Merger.

Section 253 of the DGCL

  Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by Cheap Tickets' stockholders (a "Short-Form Merger"). However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a vote by Cheap Tickets' stockholders will be required under the DGCL to effect the Merger. If all the conditions for the Offer are met, but Cendant receives less than 90% of the Shares in the Offer, the Merger Agreement permits Cendant to extend the Offer an additional ten days for the purpose of trying to obtain 90% of the Shares in the Offer.

Antitrust

  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until notifications have been given and certain information has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to Purchaser's acquisition of Shares in the Offer and the Merger.

  Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Cendant filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on August 16, 2001, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time on August 31, 2001. Prior to such date, however the FTC or the Antitrust Division may extend the waiting period by requesting additional information or documentary material relevant to the acquisition. If such request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after our substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

  The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's acquisition of Shares in the Offer and the Merger. At any time before or after the consummation of the acquisition, the FTC or the Antitrust Division could, notwithstanding termination of the waiting period take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Cendant, Cheap Tickets or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

  Based upon an examination of publicly available information relating to the businesses in which Cheap Tickets is engaged, Cheap Tickets believes that the acquisition of Shares in the Offer and the Merger does not violate the applicable antitrust laws. Nevertheless, Cheap Tickets cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

  Cendant conducts operations in a number of foreign jurisdictions where regulatory filings or approvals may be required or desirable in connection with the Offer and the Merger. Cendant is currently in the process of analyzing whether filings or approvals are in fact required or desirable in certain of these jurisdictions and, where necessary, the parties intend to make such filings. It is possible that one or more of any such filings may not be made, or one or more of such approvals, which are not as a matter of law or practice required to be obtained prior to consummation of the Merger, may not be obtained prior to consummation of the Merger.

Appraisal Rights

  Stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, each holder of Shares who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise under Delaware Law complies with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holders (the "Dissenting Shares"). Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer.

  If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price for each Share in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivering to Cheap Tickets a written withdrawal of his demand for appraisal and acceptance of the Merger.

  Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

  APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

  STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Certain Litigation Matters

  A complaint entitled Franks vs. Cheap Tickets, Inc., George M. Mrkonic, Sam
E. Galeotos, Michael J. Hartley, Cece Smith and Giles H. Bateman, was filed in the Circuit Court of the First Circuit of the State of Hawaii against Cheap Tickets and certain directors of Cheap Tickets, as a purported class action on August 13, 2001.

  The Franks complaint seeks damages and preliminary and permanent injunctive relief, costs and disbursements, including reasonable attorneys' and experts' fees. The Franks action alleges, among other things, that the individual defendants breached their fiduciary duties by failing to properly determine Cheap Tickets' value as an acquisition candidate, failing to obtain adequate consideration for Cheap Tickets' common stock, and obtaining additional unspecified benefits for themselves in the transaction.

  Cheap Tickets and the individual defendants believe that these complaints are meritless and they will be defended vigorously.

Item 9. Exhibits.

  Exhibit
    No.                                 Description
  -------                               -----------
 (a)(1)(A) Offer to Purchase dated August 23, 2001*+

 (a)(1)(B) Letter of Transmittal*+

 (a)(1)(C) Notice of Guaranteed Delivery*+

 (a)(1)(D) Form of Letter from the Dealer Manager to Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees*+

 (a)(1)(E) Form of Letter to clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees*+

 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9*+

 (a)(1)(G) Summary Advertisement, published August 23, 2001 as published in the
           Wall Street Journal*

 (a)(1)(H) Press Release of Parent dated August 23, 2001*

 (a)(2)    Letter to Stockholders from Sam E. Galeotos, President and Chief
           Executive Officer of the Company, dated August 23, 2001+

 (a)(3)    None

 (a)(4)    None

 (a)(5)(A) Opinion of CIBC World Markets Corp. to the Board of Directors of the
           Company, dated August 13, 2001 (incorporated by reference to
           Schedule II attached to this Schedule 14D-9)+

 (a)(5)(B) Complaint of Mervin Franks against Cheap Tickets, Inc., George M.
           Mrkonic, Sam E. Galeotos, Michael J. Hartley, Cece Smith and Giles
           H. Bateman

 (e)(1) Agreement and Plan of Merger, dated as of August 13, 2001, by and among Cendant Corporation, Diamondhead Acquisition Corporation and the Company**+

 (e)(2) Stockholder Agreement, dated as of August 13, 2001, by and among Cendant Corporation, Diamondhead Acquisition Corporation, the
           Company, Michael J. Hartley, Sandra T. Hartley, the Michael J.
           Hartley Revocable Trust dated December 21, 1988, as amended, the
           Sandra Tatsue Hartley Revocable Trust dated December 21, 1988, as amended, and the Hartley Investments Limited Partnership**

 (e)(3)    Indemnity Letter dated August 12, 2001 by and among the Company and
           Michael J. Hartley, Sandra T. Hartley, the Michael J. Hartley
           Revocable Trust dated December 21, 1988, as amended, the Sandra
           Tatsue Hartley Revocable Trust dated December 21, 1988, as amended, and the Hartley Investments Limited Partnership**

 (e)(4)    Confidentiality Agreement, dated May 24, 2001, as amended on July 3,
           2001 and August 11, 2001, between the Company and Cendant Internet
           Group, Inc.*

 (e)(5)    Form of Agreement

 (e)(6)    Information Statement Pursuant to Section 14(f) of the Securities
           Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Schedule I attached to this Schedule 14D-9)

 (g)       None

--------
 * Incorporated by reference to Schedule TO filed by Diamondhead Acquisition Corporation and Cendant Corporation.
** Incorporated by reference to Form 8-K filed by the Company on August 15, 2001.
 +  Included in copies mailed to the Company's stockholders.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

  Dated: August 23, 2001

                                                  /s/ Samuel D. Horgan
                                          By: _________________________________
                                                     Samuel D. Horgan
                                                Chief Financial Officer and
                                                         Secretary

                                                                     SCHEDULE I

                              CHEAP TICKETS, INC.
                           1440 KAPIOLANI BOULEVARD
                            HONOLULU, HAWAII 96814

                       INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER

  This Information Statement is being mailed on or about August 23, 2001, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Cheap Tickets, Inc. ("Cheap Tickets") with respect to the tender offer by Diamondhead Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Cendant Corporation, a Delaware corporation ("Cendant"), to the holders of record of shares of common stock, par value $0.001 per share, of Cheap Tickets (the "Common Stock" or the "Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Cendant to a majority of the seats on the Board of Directors of Cheap Tickets (the "Board").

  The Merger Agreement provides that promptly upon the purchase of and payment for any Shares by Cendant or the Purchaser which represents at least a majority of the outstanding Shares (on a fully-diluted basis), Cendant shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (giving effect to the directors elected or designated by Cendant pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares owned by the Purchaser, Cendant and any of their affiliates bears to the total number of Shares then outstanding. Cheap Tickets shall, upon Cendant's request, use its reasonable efforts either to promptly increase the size of the Board, including by amending the Bylaws of Cheap Tickets if necessary so as to increase the size of the Board, or promptly secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Cendant's designees to be so elected or designated to the Board, and shall use its reasonable efforts to cause Cendant's designees to be so elected or designated at such time. At such time, Cheap Tickets shall, upon Cendant's request, also cause persons elected or designated by Cendant to constitute the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, (ii) each board of directors (or similar body) of each subsidiary of Cheap Tickets, and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of the Nasdaq National Market.

  In the event that Cendant's designees are elected or designated to the Board, then, until the Effective Time, Cheap Tickets shall cause the Board to have at least two directors who are non-executive directors (the "Independent Directors"); provided, however, that if any Independent Director is unable to serve due to death or disability, the remaining Independent Director(s) shall be entitled to elect or designate another person (or persons), who is not a current or former executive of Cheap Tickets ("Non-Executive"), and such non-executive person (or persons) shall be deemed to be an Independent Director for purposes of the Merger Agreement. If no Independent Director then remains, the other directors shall designate two persons who were Non-Executives on August 13, 2001, the date of the Merger Agreement (or, in the event there shall be less than two directors who are Non-Executive Directors on such date available to fill such vacancies as a result of such persons' deaths, disabilities or refusals to serve, such number of other Non-Executives who are willing to fill such vacancies) and such Non-Executives shall be deemed Independent Directors for purposes of the Merger Agreement. Notwithstanding anything in the Merger Agreement to the contrary, if Cendant's designees constitute a majority of the Board after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, then the affirmative vote of a majority of the Independent Directors (or if only one exists, then the vote of such Independent Director) shall be required to (i) amend or terminate the Merger Agreement by Cheap Tickets, (ii) exercise or waive any of Cheap Tickets' rights, benefits or remedies thereunder, if such action would materially and adversely affect holders of Shares other than Cendant or Purchaser, (iii) amend the Certificate of

Incorporation or Bylaws of Cheap Tickets if such action would materially and adversely affect holders of Shares other than Cendant or Purchaser, or (iv) take any other action of the Board under or in connection with the Merger Agreement if such action would materially and adversely affect holders of Shares other than Cendant or Purchaser; provided, however, that if there shall be no Independent Directors as a result of such persons' deaths, disabilities or refusal to serve, then such actions may be effected by majority vote of the entire Board.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder in connection with the appointment of Cendant's designees to the Board.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action.

  Pursuant to the Merger Agreement, Purchaser commenced the Offer on August 23, 2001. The Offer is scheduled to expire at midnight, New York City time, on Friday, September 21, 2001, unless the Offer is extended, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

  The information contained in this Information Statement (including information incorporated by reference) concerning Cendant, Purchaser and Cendant's designees has been furnished to Cheap Tickets by Cendant, and Cheap Tickets assumes no responsibility for the accuracy or completeness of such information.

                               CENDANT DESIGNEES

  Cendant has informed Cheap Tickets that it will choose the designees from the directors and executive officers of Purchaser and executive officers of Cendant listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to stockholders of Cheap Tickets. The information with respect to such individuals in Schedule I is hereby incorporated by reference. Cendant has informed Cheap Tickets that each of the individuals listed in Schedule I of the Offer to Purchase has consented to act as a director of Cheap Tickets, if so designated.

  Based solely on the information set forth in Schedule I of the Offer to Purchase filed by Purchaser, none of the executive officers and directors of Cendant or Purchaser (i) is currently a director of, or holds any position with, Cheap Tickets, or (ii) has a familial relationship with any directors or executive officers of Cheap Tickets. Cheap Tickets has been advised that, to the best knowledge of Cendant and Purchaser, except for 10,960,637 Shares which may be deemed to be beneficially owned by Cendant by virtue of a Stockholder Agreement among Cendant, Purchaser, Cheap Tickets and each of Michael J. Hartley, Sandra T. Hartley, the Michael J. Hartley Revocable Trust dated December 21, 1988, as amended, the Sandra Tatsue Hartley Revocable Trust dated December 21, 1988, as amended, and the Hartley Investments Limited Partnership, none of Cendant's or Purchaser's directors or executive officers beneficially owns any equity securities (or rights to acquire such equity securities) of Cheap Tickets and none have been involved in any transactions with Cheap Tickets or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

  Cendant has informed Cheap Tickets that, to the best of its knowledge, none of the executive officers and directors of Cendant or Purchaser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

  It is expected that Cendant's designees may assume office at any time following the purchase by Purchaser of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than September 21, 2001, and that, upon assuming office, Cendant's designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by Cendant's designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of Cheap Tickets will resign.

                 CERTAIN INFORMATION CONCERNING CHEAP TICKETS

  The authorized capital stock of Cheap Tickets consists of (a) 70,000,000 shares of Common Stock and (b) 10,000,000 shares of preferred stock, par value $.01 per share. As of the close of business on August 13, 2001, there were 23,299,413 shares of Common Stock and no shares of Preferred Stock outstanding. Common Stock is Cheap Tickets' only class of voting stock. Each share of Common Stock entitles the record holder to one vote.

  Cheap Tickets' Bylaws provide that the exact number of directors will be fixed from time to time by action of stockholders or the Board. The number of directors currently is fixed at seven. Each of Cheap Tickets' current directors will hold office until the annual meeting in 2002 or until their successors have been elected or until they resign. If any director resigns, dies or is otherwise unable to serve out his or her term, or the Board increases the number of directors, the Board may fill the vacancy until the next annual meeting of stockholders.

              INFORMATION ABOUT DIRECTORS AND EXECUTIVE OFFICERS

 The Board of Directors

  The Board oversees Cheap Tickets' business and affairs and monitors the performance of management. In accordance with corporate governance principles, the Board does not involve itself in day-to-day operations. The directors keep themselves informed through, among other things, discussions with the executive chairman, the chief executive officer, other key executives and Cheap Tickets' principal external advisers (legal counsel, outside auditors, investment bankers and other consultants), reading reports and other materials that Cheap Tickets sends them and participating in board and committee meetings.

  The Board met six times during fiscal 2000. Each incumbent director attended at least 75% of the total number of Board and committee meetings, of which the director was a member, held in fiscal 2000.

  Set forth below are the name, age and position of each director and executive officer of Cheap Tickets.

Name                      Age               Position(s) with Company
----                      --- -----------------------------------------------------
Michael J. Hartley......   51 Executive Chairman of the Board
Sam E. Galeotos.........   43 President and Chief Executive Officer and Director
Giles H. Bateman(1)(2)..   56 Director
George R.
 Mrkonic(1)(2)..........   49 Director
A. Maurice Myers........   61 Director
Cece Smith(1)(2)........   56 Director
Jeffrey N.
 Watanabe(1)(2).........   58 Director
Samuel D. Horgan........   52 Chief Financial Officer and Vice President of Finance
Tammy A. Ishibashi......   34 Executive Vice President of Ticket Distribution
Ronald L. McElfresh.....   52 Vice President, Online Business Development
Paul B. Halstead........   52 Chief Technology Officer
Jason D. Horstman.......   39 Vice President, Industry Development
R. Evans Gebhardt.......   39 Vice President, Marketing
Monica M. Kosiorek......   46 Vice President, Consumer Sales and Service
Bill L. Lowry...........   53 Vice President, Human Resources

--------
(1) Member of Audit Committee
(2) Member of Compensation Committee

 The Committees of the Board

  The Board has an audit committee and a compensation committee. The full Board nominates Cheap Tickets' officers and directors for election.

 The Audit Committee      The audit committee monitors Cheap Tickets' corporate
                          financial reporting and internal and external audits.
                          Directors Bateman, Mrkonic, Smith and Watanabe serve
                          as members of the audit committee. The audit
                          committee met five times during fiscal 2000.

                          The Board adopted and approved a charter for the audit committee in May 2000. The Board has determined that all members of the audit committee are "independent" as that term is defined in Rule 4200 of the listing standards of the National Association of Securities Dealers.

 The Compensation         The compensation committee makes recommendations
 Committee                regarding Cheap Tickets' employee stock plans and
                          makes decisions concerning salaries and incentive
                          compensation for employees and consultants of Cheap
                          Tickets. Directors Bateman, Mrkonic, Smith and
                          Watanabe currently serve as members of the
                          compensation committee. The compensation committee
                          met six times during fiscal 2000.

Executive Officers and Directors

  The following are biographies of Cheap Tickets' executive officers and directors.

        Name and Age           Principal Occupation and Business Experience
        ------------           --------------------------------------------
 Michael J. Hartley (51)... Michael J. Hartley, a co-founder of Cheap Tickets, has served as Executive Chairman of the Board
                            since February 2001, and as director since Cheap
                            Tickets' inception in August 1986. Mr. Hartley
                            also served as Chief Executive Officer from 1986
                            until February 2001. Mr. Hartley is the uncle of
                            Tammy A. Ishibashi, Cheap Tickets' Executive Vice
                            President of Ticket Distribution. Prior to
                            founding Cheap Tickets, Mr. Hartley founded and
                            sold one charter airline and served as an
                            organizer of two other airlines.

 Sam E. Galeotos (43)...... Sam E. Galeotos joined Cheap Tickets in October
                            1999 and has served as Chief Executive Officer
                            since February 2001, and as President and director
                            since October 1999. Prior to that Mr. Galeotos
                            also served as Chief Operating Officer from
                            October 1999 to February 2001. Prior to joining
                            Cheap Tickets, from 1980 to 1999, Mr. Galeotos
                            worked for WORLDSPAN Travel Information Systems in
                            a variety of capacities, eventually serving as Co-
                            Chief Executive Officer. Previously, he held
                            management positions at Delta Air Lines, Inc. and
                            DatasLink Business Systems. Mr. Galeotos earned
                            his bachelor's degree in Business Administration
                            with emphasis on Accounting and Management
                            Information Systems from the University of Arizona
                            and is a graduate of the Wharton School of
                            Business advanced management program at the
                            University of Pennsylvania.

 Samuel D. Horgan (52)..... Samuel D. Horgan joined Cheap Tickets in February
                            2001 as Chief Financial Officer and Vice President
                            of Finance and has served as Secretary since April
                            2001. From January 1999 to February 2000, Mr.
                            Horgan was a partner at Tatum CFO Partners, LLP,
                            and from June 1997 to December 1998, he served as
                            chief financial officer and treasurer at OAO
                            Technological Solutions, Inc. From January 1996 to
                            June 1997, Mr. Horgan was chief financial officer
                            at Worldspan, Ltd. Mr. Horgan has a B.S. degree in

        Name and Age           Principal Occupation and Business Experience
        ------------           --------------------------------------------
                            Business from Youngstown State University. Mr.
                            Horgan also completed postgraduate studies in
                            accounting and economics at the University of
                            Pittsburgh, the University of South Florida and
                            the University of Buffalo.

 Tammy A. Ishibashi (34)... Tammy A. Ishibashi has served as Executive Vice
                            President of Ticket Distribution since February
                            1995 and is responsible for managing the retail stores and ticket distribution process, which includes fare filings with the Airline Tariff
                            Publishing Corporation, ticket distribution, refunds and ARC reporting, and for overseeing the five departments necessary to accomplish this process. She joined Cheap Tickets as Treasurer in September 1990, a position she held until November
                            1993 when she was appointed to Second Vice
                            President. Ms. Ishibashi served as a director of Cheap Tickets from September 1990 until February
                            1999. Ms. Ishibashi is the niece of Michael J.
                            Hartley, Cheap Tickets' Executive Chairman of the
                            Board.

 Ronald L. McElfresh (52).. Ronald L. McElfresh joined Cheap Tickets in
                            January 1998 and has served as Vice President, Online Business Development since February 2001.
                            Prior to that Mr. McElfresh served as Vice
                            President of Online Services, to design, develop, implement and maintain Cheap Tickets' website.
                            From 1996 to 1997, he worked at Digital Island, a global Internet service provider, as the Director of Marketing. From June 1995 to June 1996, he served as general manager at Hawaiian On-Line GTE, an Internet company. From October 1994 to June
                            1995, he worked at GTE, a telecommunications company, as an international services product manager, where he developed and managed telephony and worked on product development for GTE's original Internet services. From April 1989 to
                            July 1993, Mr. McElfresh was the Director of
                            Product Marketing of Brite Voice Systems, Inc., a telecommunications company. In October 1981, Mr.
                            McElfresh co-founded INFOCOM, a multimedia development company, where he held various product development and marketing positions, most recently as General Manager, until October 1987. Mr.
                            McElfresh holds a B.A. degree from Blackhawk
                            College.

 Paul B. Halstead (52)..... Paul B. Halstead joined Cheap Tickets in January
                            2000 as Chief Technology Officer. His
                            responsibilities include managing the development
                            of new products for e-commerce and call centers,
                            and for managing the operation of Cheap Tickets'
                            systems and voice and data communication networks.
                            Prior to joining Cheap Tickets, he worked at Bass
                            Hotels & Resorts as Senior Vice President,
                            Corporate Systems from April 1997 to January 2000
                            and at WORLDSPAN as Vice President, Distributed
                            Systems Development from February 1990 to
                            September 1996. Mr. Halstead holds a B.S. degree
                            in Mathematics from Samford University.

 Jason D. Horstman (39).... Jason D. Horstman joined Cheap Tickets in January
                            2000 as Vice President, Industry Development. His
                            responsibilities include overseeing business
                            partnerships, company affiliations and strategic
                            alliances. Prior to joining Cheap Tickets, Mr.
                            Horstman worked as Vice President of Sales and
                            Marketing for both Northwestern Travel Management,
                            a corporate travel agency, from August 1998 until
                            January 2000, and at TravelCorp, Inc., a travel
                            agency, from February 1995 until August 1998. Mr.
                            Horstman holds a B.A. degree in Business Economics
                            from Northwestern College.

 R. Evans Gebhardt (39).... R. Evans Gebhardt joined Cheap Tickets in July
                            2000 as Vice President, Marketing. Mr. Gebhardt is
                            responsible for the strategic development of
                            branded

        Name and Age           Principal Occupation and Business Experience
        ------------           --------------------------------------------
                            sales and marketing concepts. Prior to joining
                            Cheap Tickets, Mr. Gebhardt served in various
                            capacities, including marketing director, at
                            Bristol-Myers Squibb from July 1987 to June 2000.
                            Mr. Gebhardt holds a M.B.A. degree from New York
                            University and a bachelor's degree from Hobart
                            College.

 Monica M. Kosiorek (46)... Monica M. Kosiorek joined Cheap Tickets in July
                            2000 as Vice President, Consumer Sales and
                            Service. Ms. Kosiorek's responsibilities include customer service, employee training programs and managing the four call center operations. Prior to joining Cheap Tickets, she worked at American
                            Express Business Travel as Director, Call Center
                            Operations from September 1997 to June 2000, and as an independent consultant assisting companies with call center operations from June 1997 to September 1997. From June 1991 to June 1997, she served as Vice President, Call Center Operations at Bank One. Ms. Kosiorek holds a M.B.A. degree from the University of Baltimore and a B.S. degree in Business Administration from Towson State
                            University.

 Bill L. Lowry (53)........ Bill Lowry joined Cheap Tickets in May 2001, as
                            Vice President, Human Resources. Mr. Lowry's
                            responsibilities include employee relations,
                            recruiting and the development of compensation and
                            benefit programs. Mr. Lowry has over 25 years
                            experience with various travel-related companies,
                            and for the last 11 years prior to joining Cheap
                            Tickets, including Worldspan Travel Information
                            Services, most recently serving as vice president
                            of operations and customer service. Mr. Lowry
                            holds a bachelor's degree in personnel management
                            from Ohio State University and is a graduate of
                            the Executive Development Program at the Roberto
                            C. Goizueta School of Business at Emory
                            University.

 Giles H. Bateman (56)..... Mr. Bateman has been a director of Cheap Tickets since the closing of its initial public offering.
                            He has served as a director of CompUSA Inc. since
                            December 1991 and as Chairman of the Board of
                            Directors since December 1993. Since January 1992,
                            Mr. Bateman has been an investor in and director
                            of other public and private companies, including
                            Boatracs, Inc., Beverages and More, Inc., Auto
                            Expo, Inc. and Advanced Remote Communication
                            Solutions. The assets of Auto Expo, Inc. were
                            assigned for the benefit of its creditors in 1995.
                            In 1991, Mr. Bateman was a visiting professor at
                            the University of San Diego Olin Hall School of
                            Business Administration. Mr. Bateman was co-
                            founder of The Price Company, the operator of The
                            Price Club chain of warehouse club retail
                            superstores. He served as a director and Chief
                            Financial Officer of The Price Company from 1976
                            to 1991 and as Vice Chairman from 1986 to 1991.
                            Since 1998, Mr. Bateman has volunteered as the
                            Chairman of the Board of Trustees of The Hoffman
                            Institute in Northern California. Mr. Bateman
                            holds a B.A. degree from Oxford University and an
                            M.B.A. degree from Harvard University.

 George R. Mrkonic (49).... Mr. Mrkonic has been a director of Cheap Tickets since the closing of its initial public offering.
                            He has served as the Vice Chairman of Borders
                            Group, Inc. since December 1994, and a director
                            since its formation in August 1994. He also served
                            as President of Borders Group, Inc. from December
                            1994 until January 1997. Prior to joining Borders,
                            Mr. Mrkonic served as Executive Vice President of
                            Specialty Retailing Group of Kmart Corporation,
                            where he had overall responsibility for the
                            specialty retailing operations of Kmart including,
                            among others, Borders, Inc. and Walden Book
                            Company, Inc., from November 1990 to November
                            1994. Mr. Mrkonic is also a director of Champion
                            Enterprises, Inc., a manufacturer and seller

        Name and Age           Principal Occupation and Business Experience
        ------------           --------------------------------------------
                            of manufactured homes and Syntel, Inc., a computer
                            software and development company.

 A. Maurice Myers (61)..... Mr. Myers has been a director of Cheap Tickets since September 1999. Since November 1999, Mr.
                            Myers has been the Chairman, President and Chief
                            Executive Officer for Waste Management, Inc., a
                            provider of integrated waste management services.
                            From April 1996 to October 1999, he was Chairman,
                            President and Chief Executive Officer of Yellow
                            Corp. Prior to that, Mr. Myers was the President
                            of America West Airlines, Inc. from January 1994
                            to December 1995. Mr. Myers is a director of
                            Hawaiian Electric Industries, Inc., a publicly
                            held electric utility and financial services
                            service provider, and Waste Management, Inc.

 Cece Smith (56)........... Ms. Smith has been a director of Cheap Tickets since July 1997. Since 1986, Ms. Smith has been a
                            general partner of Phillips-Smith Specialty Retail
                            Group, a retail venture capital investment firm.
                            She previously served as a director of publicly-
                            held retailers BizMart, Inc., A Pea in the Pod,
                            Inc. and Hot Topic, Inc. Ms. Smith holds a B.B.A.
                            degree in Business Administration from the
                            University of Michigan and an M.L.A. degree in
                            Liberal Arts from Southern Methodist University.
                            Ms. Smith served as a director from 1992 to 1997
                            and as Chairman from 1994 to 1996 of the Federal
                            Reserve Bank of Dallas.

 Jeffrey N. Watanabe (58).. Mr. Watanabe has been a director of Cheap Tickets since March 2001. Mr. Watanabe has been chief executive officer of the law firm, Watanabe, Ing &
                            Kawashima, since 1991. He serves as a director of Hawaiian Electric Industries, Inc., a publicly-held electric utility and financial services provider, American Classic Voyages, a publicly-held passenger cruise company, First Insurance
                            Company of Hawaii, Ltd., a privately-held company owned by CNA and The Tokio Marine & Fire Insurance
                            Company, Limited, and Grace Pacific Corporation, a privately-held contracting and quarrying company.
                            Mr. Watanabe has a B.A. degree from the University of California at Berkeley and a law degree from The George Washington University Law Center.

How Does Cheap Tickets Compensate Directors?

  Cheap Tickets pays its non-employee directors $2,500 for each Board meeting and $1,000 for each committee meeting attended in person for their services as directors. For telephonic participation at meetings, Cheap Tickets pays its non-employee directors $1,250 for each Board meeting and $500 for each committee meeting. Cheap Tickets, in lieu of cash, pays its non-employee directors with Common Stock based on the fair market value per share on the date each meeting was held. Further, directors are reimbursed for certain reasonable expenses incurred in attending Board or committee meetings.

  Upon joining Cheap Tickets, each non-employee director receives an option to acquire 1,500 shares of Common Stock at an exercise price equal to the then fair market value. These options vest in equal increments over three years. In addition, following each annual stockholders' meeting, each non-employee director who continues as a director following the meeting will receive an option to acquire the number of shares equal to $25,000 divided by the fair market value per share on the date of such annual meeting. Such options will also vest in equal increments over three years.

  Cheap Tickets has an arrangement with Mr. A. Maurice Myers, one of Cheap Tickets' non-employee directors, which was initially entered into in December 1995 under which Mr. Myers has agreed to provide Cheap

Tickets with consulting services associated with helping Cheap Tickets develop business relationships with various airlines. Under this arrangement, Cheap Tickets has agreed to pay Mr. Myers commissions of $2.00 per ticket written on America West Airlines and $1.00 per ticket on domestic, unpublished fares, Cheap Tickets issues on United Airlines, for his services in helping Cheap Tickets obtain airfare contracts with these airlines. These commissions for tickets on America West Airlines ended on December 31, 2000 and on United Airlines will end July 1, 2002. In 2000, Cheap Tickets paid Mr. Myers $166,639 in commissions he earned under this arrangement during that year.

  Cheap Tickets has also entered into agreements with certain directors pursuant to which Cheap Tickets agreed to indemnify them against certain claims arising out of their services as directors. Directors are also entitled to the protection of certain indemnification provisions in Cheap Tickets' Certificate of Incorporation and Bylaws.

How Does Cheap Tickets Compensate Executive Officers?

  The following table sets forth all compensation paid by Cheap Tickets during 2000, 1999, and 1998 to its (1) Chief Executive Officer and President during fiscal 2000 and (2) four other most highly compensated executive officers during fiscal 2000.

                          Summary Compensation Table

                                                                            Long Term
                                          Annual Compensation              Compensation
                                 --------------------------------------- ----------------
                                                             Other          Securities
Name and Principal                                           Annual         Underlying       All Other
Position                    Year Salary ($)   Bonus ($) Compensation ($) Options/SARs (#) Compensation ($)
------------------          ---- ----------   --------- ---------------- ---------------- ----------------
Michael J. Hartley........  2000  496,494          --           --               --               --
 Executive Chairman of the  1999  401,260      357,000          --               --               --
 Board and former Chief     1998  243,783       50,000          --               --               --
 Executive Officer

Sam E. Galeotos...........  2000  450,000          --       140,959(5)       675,000              --
 Chief Executive Officer    1999   61,154(1)       --           --           600,000          400,000(7)
 and President and Former   1998      --           --           --               --               --
 Chief Operating Officer

Dale K. Jorgenson.........  2000  175,000          --           --               --           442,500(8)
 Former Chief Financial     1999  172,917       70,000          --               --            50,085(9)
 Officer and Vice           1998   78,366(2)    21,875          --           140,000              --
 President, Finance

Paul B. Halstead..........  2000  252,485(3)       --        29,174(6)       100,000          200,000(10)
 Chief Technology Officer   1999      --           --           --               --               --
                            1998      --           --           --               --               --

Jason D. Horstman.........  2000  162,663(4)       --           --            75,000              --
 Vice President, Industry   1999      --           --           --               --               --
 Development                1998      --           --           --               --               --

Tammy A. Ishibashi........  2000  150,000          --           --               --               --
 Executive Vice President,  1999  122,921       37,500          --               --               --
 Tickets Distribution       1998  100,008       25,000          --               --               --

--------
 (1) The annual salary of Mr. Galeotos for 1999 would have been $450,000 if he had been with Cheap Tickets for the entire year. He joined Cheap Tickets in October 1999.
 (2) Mr. Jorgenson's annual salary for 1998 would have been $150,000, if he had been with Cheap Tickets for the entire year. He joined Cheap Tickets in May 1998.
 (3) The annual salary of Mr. Halstead for 2000 would have been $275,000 if he had been with Cheap Tickets for the entire year. He joined Cheap Tickets in January 2000.

 (4) The annual salary of Mr. Horstman for 2000 would have been $175,000 if he had been with Cheap Tickets for the entire year. He joined Cheap Tickets in January 2000.
 (5) Represents amounts reimbursed for the payment of taxes on the amount forgiven on Mr. Galeotos' loan. See note (7).
 (6) Represents amounts reimbursed for the payment of taxes on non-qualified moving expenses.
 (7) Represents a loan bearing no stated interest until maturity, which Cheap Tickets will forgive one-third of the principal amount at each of the first three anniversaries of the loan as long as Mr. Galeotos is employed with Cheap Tickets on such anniversaries. See "Employment Agreements" for a further description of Mr. Galeotos' loan.
 (8)    Represents the net gain on stock options exercised in February 2000.
 (9)    Represents the net gain on stock options exercised in November 1999.
(10) Represents a loan bearing no stated interest until maturity, which Cheap Tickets will forgive one-third of the principal amount at each of the first three anniversaries of the loan as long as Mr. Halstead is employed with Cheap Tickets on such anniversaries. See "Employment Agreements" for a further description of Mr. Halstead's loan.

    Individual Option Grants to Executive Officers During Fiscal Year 2000

  The following table sets forth certain information regarding stock options granted in 2000 to the individuals named in the Summary Compensation Table.

                                                                              Potential Realizable
                                                                                Value at Assumed
                                                                              Annual Rates of Stock
                                                                               Price Appreciation
                                          Individual Grants                    for Option Terms(6)
                         ---------------------------------------------------- ---------------------
                                           Percent of
                            Number of         Total
                           Securities    Options Granted Exercise
                           Underlying    to Employees in   Price   Expiration
          Name           Options Granted Fiscal Year(4)  Per Share  Date(5)       5%        10%
          ----           --------------- --------------- --------- ---------- ---------- ----------
Sam E. Galeotos.........     150,000(1)       12.2%       $14.56     6/8/06   $  742,505 $1,684,368
                             100,000(1)        8.1%       $10.94    6/28/06   $  371,784 $  843,389
                             425,000(2)       34.5%       $ 7.19    12/3/06   $1,038,339 $2,355,465

Paul B. Halstead........     100,000(3)        8.1%       $12.31    1/23/06   $  418,522 $  949,415

Jason D. Horstman.......      75,000(3)        6.1%       $12.31    1/23/06   $  313,982 $  712,061

--------
(1) The options granted have a maximum term of five years from the date of the grant and vest at a rate of 10% semi-annually.
(2) The options granted have a maximum term of five years from the date of the grant, 25% of which vested and became immediately exercisable upon grant; the remainder vests at a rate of 12.5% semi-annually over term of 3 years.
(3) The options granted have a maximum term of five years from the date of the grant and vest at a rate of 20% per annum.
(4) Cheap Tickets granted options for a total of 1,232,102 shares of common stock to employees of Cheap Tickets during 2000.
(5) Options may terminate before their expiration dates if optionee's status as an employee or consultant is terminated or upon the optionee's death or disability.
(6) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the SEC and do not represent Cheap Tickets' estimate or projection of future prices of its common stock prices. Based on the public offering price, the actual values realized may be substantially greater than those assumed under these rules.

  The following table sets forth for each of the individuals named in the Summary Compensation Table, certain information concerning the number of shares subject to both exercisable and unexercisable stock options as of December 31, 2000. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding options and the fair market value of Cheap Tickets' common stock as of December 31, 2000.

         Aggregate Option Exercises in 2000 and Year-End Option Values

                                                        Number of Securities
                                                       Underlying Unexercised     Value of Unexercised
                          Number of   Value Realized         Options at          In-the-Money Options at
                           Shares    (Market Price at     December 31, 2000       December 31, 2000(1)
                         Acquired on  Exercise Less   ------------------------- -------------------------
          Name            Exercise   Exercise Price)  Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- ---------------- ----------- ------------- ----------- -------------
Michael J. Hartley......      --             --             --            --          --           --
Sam E. Galeotos.........      --             --         251,250     1,023,750    $272,266     $816,797
Dale K. Jorgenson.......   25,000        442,500         28,000        84,000    $268,000     $804,000
Paul B. Halstead........      --             --             --        100,000         --           --
Jason D. Horstman.......      --             --             --         75,000         --           --
Tammy A. Ishibashi......      --             --             --            --          --           --

--------
(1) Calculated by determining the difference between the fair market value of the securities underlying the option at December 31, 2000 and the exercise price of the named officer's option. The fair market value at December 31, 2000 was deemed to be $9.75.

Employment Agreements

  Cheap Tickets has entered into an employment agreement with its Chief Executive Officer and President, Sam E. Galeotos. The agreement which was amended in October 2000 provides for an initial five-year period of employment during which Mr. Galeotos will be paid an initial annual salary of $450,000. Mr. Galeotos could potentially earn a bonus equal to 75% of his annual salary if certain performance goals are met. The Agreement also provides for a $400,000 loan to Mr. Galeotos, bearing no stated interest until maturity. At each of the first three anniversaries of the loan, the Agreement requires Cheap Tickets to forgive one-third of the principal amount as long as Mr. Galeotos is employed with Cheap Tickets on such anniversary, or in the year preceding such anniversary Mr. Galeotos is employed with Cheap Tickets for at least six months. In addition, under the Agreement Cheap Tickets has agreed to pay Mr. Galeotos an amount such that, after the payment of federal, state and local taxes, Mr. Galeotos shall have received amounts free and clear of such taxes equal to the amounts for the forgiveness of his loan and moving expenses should such amount be considered compensation by Cheap Tickets and not deductible by Mr. Galeotos.

  Under the Agreement, if Mr. Galeotos' employment with Cheap Tickets is terminated either by Cheap Tickets without cause or by Mr. Galeotos for good reason (as defined in the Agreement), Cheap Tickets is required to pay Mr. Galeotos a severance equal to two and one-half times his annual salary at the time of termination and if such termination occurs within the initial three years of his employment with Cheap Tickets, sixty percent (60%) of all options held by Mr. Galeotos immediately vest and become exercisable. In addition, if there is a "change of control" of Cheap Tickets (as defined in the Agreement):
(1) Cheap Tickets is required to pay Mr. Galeotos an amount equal to his bonus prorated to the date of the change of control; (2) all unvested stock options held by Mr. Galeotos immediately vest and become exercisable, or, if the stock options are not assumed by the successor corporation, all unvested stock options vest and become exercisable at least 10 days before the change of control; and (3) Cheap Tickets is required to pay Mr. Galeotos an amount such that, after the payment of federal, state and local taxes, he shall have received amounts free and clear of such taxes equal to the amounts paid to Mr. Galeotos as a result of the change of control. Furthermore, if Mr. Galeotos' employment with Cheap Tickets is either terminated by Cheap Tickets without cause or by Mr. Galeotos for good reason within one year after a change of control of Cheap Tickets, Cheap Tickets is required to: (1) pay Mr. Galeotos a severance equal to three times his annual salary at the time of termination; (2) provide outplacement services up to $30,000; (3) provide medical insurance coverage for one year on the same terms as provided by Cheap Tickets; and (4) forgive any outstanding principal owed by Mr. Galeotos to Cheap Tickets.

  Cheap Tickets has entered into an employment agreement with its Chief Technology Officer, Paul B. Halstead. The agreement which was amended on September 29, 2000 provides for an initial five-year period of employment during which Mr. Halstead will be paid an initial annual salary of $275,000. Mr. Halstead could potentially earn a bonus equal to 50% of his annual salary if certain performance goals are met. The Agreement also provides for a $200,000 loan to Mr. Halstead, bearing no stated interest until maturity. At each of the first three anniversaries of the loan, the Agreement requires Cheap Tickets to forgive one-third of the principal amount as long as Mr. Halstead is employed with Cheap Tickets on such anniversary, or in the year preceding such anniversary Mr. Halstead is employed with Cheap Tickets for at least six months. In addition, under the Agreement Cheap Tickets has agreed to pay Mr. Halstead on the first such anniversary of the loan an amount equal to all income taxes accrued to or payable by Mr. Halstead with respect to the first year's amount forgiven under the loan.

  Cheap Tickets has also entered into an employment agreement with its Vice President, Industry Development, Jason D. Horstman. The agreement which was amended on July 19, 2001 provides for an initial five-year period of employment during which Mr. Horstman will be paid an initial annual salary of $175,000. Mr. Horstman could potentially earn a bonus equal to 50% of his annual salary if certain performance goals are met.

  Under Messrs. Halstead's and Horstman's Agreements, if their employment with Cheap Tickets is terminated either by Cheap Tickets without cause or by them for good reason (as defined in the Agreements), Cheap Tickets is required to pay them a severance equal to their annual salary at the time of termination. In addition, if there is a "change of control" of Cheap Tickets (as defined in the Agreements): (1) Cheap Tickets is required to pay them an amount equal to their bonus prorated to the date of the change of control; (2) fifty percent (50%) of all unvested stock options held by them immediately vest and become exercisable, and the remaining fifty percent (50%) of the unvested stock options vest and become exercisable one year from the date of the change of control, or if the stock options are not assumed by the successor corporation, the remaining fifty percent (50%) vest and become exercisable on the date of the change of control; and (3) Cheap Tickets is required to pay them an amount such that, after the payment of federal, state and local taxes, they shall have received amounts free and clear of such taxes equal to the amounts paid to them as a result of the change of control. Furthermore, if their employment with Cheap Tickets is either terminated by Cheap Tickets without cause or by them for good reason within one year after a change of control of Cheap Tickets, the remaining fifty percent (50%) of their unvested stock options vest and become exercisable upon termination, and Cheap Tickets is required to
(1) pay them a severance equal to two times their annual salary at the time of termination; (2) provide outplacement services up to $30,000; (3) provide medical insurance coverage for one year on the same terms as provided by Cheap Tickets; and (4) forgive any outstanding principal owed by them to Cheap Tickets.

  Cheap Tickets has entered into an at will employment agreement with its Chief Financial Officer, Samuel D. Horgan. The agreement provides for an initial annual salary of $225,000. Mr. Horgan could potentially earn a bonus equal to 50% of his annual salary if certain performance goals are met. The Agreement also provides for a $200,000 loan to Mr. Horgan, bearing no stated interest until maturity. At each of the first three anniversaries of the loan, the Agreement requires Cheap Tickets to forgive one-third of the principal amount as long as Mr. Horgan is employed with Cheap Tickets on such anniversary, or in the year preceding such anniversary Mr. Horgan is employed with Cheap Tickets for at least six months. In addition, under the Agreement Cheap Tickets has agreed to pay Mr. Horgan an amount such that, after the payment of federal, state and local taxes, Mr. Horgan shall have received amounts free and clear of such taxes equal to the amount for the forgiveness of his loan.

  Cheap Tickets has entered into a retirement agreement and release with its former Chief Financial Officer, Dale K. Jorgenson. Under the Agreement, Cheap Tickets has agreed to employ Mr. Jorgenson on a part-time basis with such duties and responsibilities as shall be assigned to him from time to time by Cheap Tickets' Chief Financial Officer and to pay Mr. Jorgenson a salary of $87,500 per year. The Agreement provides that if

Mr. Jorgenson's employment with Cheap Tickets is terminated without cause, all of his unvested stock options vest and become exercisable upon termination. Furthermore, if there is a "change of control" of Cheap Tickets (as defined in the Agreement): (1) fifty percent (50%) of all unvested stock options held by him immediately vest and become exercisable, and the remaining fifty percent (50%) of the unvested stock options vest and become exercisable one year from the date of the change of control, or if the stock options are not assumed by the successor corporation, the remaining fifty percent (50%) vest and become exercisable on the date of the change of control; and (2) Cheap Tickets is required to pay him an amount such that, after the payment of federal, state and local taxes, he shall have received amounts free and clear of such taxes equal to the amounts paid to him as a result of the change of control. Furthermore, if his employment with Cheap Tickets is either terminated by Cheap Tickets without cause or by him for good reason within one year after a change of control of Cheap Tickets, the remaining fifty percent (50%) of his unvested stock options vest and become exercisable upon termination.

  Cheap Tickets has entered into agreements with Samuel D. Horgan and Tammy A. Ishibashi. Under these agreements, if there is a "change of control" of Cheap Tickets (as defined in the Agreements): (1) Cheap Tickets is required to pay them an amount equal to their bonus prorated to the date of the change of control; (2) fifty percent (50%) of all unvested stock options held by them immediately vest and become exercisable, and the remaining fifty percent (50%) of the unvested stock options vest and become exercisable one year from the date of the change of control, or if the stock options are not assumed by the successor corporation, the remaining fifty percent (50%) vest and become exercisable on the date of the change of control; and (3) to the extent any benefits under these agreements would be subject to an excise tax under Section 280G(b) of the Internal Revenue Code of 1986, as amended, Cheap Tickets is required to reimburse them for the excise tax and the tax impact of such reimbursement. Furthermore, if their employment with Cheap Tickets is either terminated by Cheap Tickets without cause or by them for good reason within one year after a change of control of Cheap Tickets, the remaining fifty percent (50%) of their unvested stock options vest and become exercisable upon termination, and Cheap Tickets is required to (1) pay them a severance equal to two times their annual salary at the time of termination; (2) provide outplacement services up to $30,000 for each of them; (3) provide medical insurance coverage for one year on the same terms as provided by Cheap Tickets; and (4) forgive any outstanding relocation loan owed by them to Cheap Tickets (except for Ms. Ishibashi who does not have a loan).

  Cheap Tickets has a severance agreement with Michael J. Hartley. The severance agreement requires Cheap Tickets to pay Mr. Hartley an amount equal to twice his annual salary in the event that his employment is terminated either by Cheap Tickets without cause or by him for good reason.

Certain Relationships and Related Transactions

  In January 2000, Cheap Tickets entered into an employment agreement with its Chief Technology Officer, Paul B. Halstead, that provides for a loan of $200,000 bearing no stated interest until maturity. At each of the first three anniversaries of the loan, the Agreement requires Cheap Tickets to forgive one-third of the principal amount as long as Mr. Halstead is employed with Cheap Tickets on such anniversary, or in the year preceding such anniversary Mr. Halstead is employed with Cheap Tickets for at least six months. In addition, under the Agreement Cheap Tickets has agreed to pay Mr. Halstead on the first such anniversary of the loan an amount equal to all income taxes accrued to or payable by Mr. Halstead with respect to the first year's amount forgiven under the loan.

  In February 2001, Cheap Tickets entered into an employment agreement with its Chief Financial Officer, Samuel D. Horgan, that provides for a loan of $200,000 bearing no stated interest until maturity. At each of the first three anniversaries of the loan, the Agreement requires Cheap Tickets to forgive one-third of the principal amount as long as Mr. Horgan is employed with Cheap Tickets on such anniversary, or in the year preceding such anniversary Mr. Horgan is employed with Cheap Tickets for at least six months. In addition, under the Agreement Cheap Tickets has agreed to pay Mr. Horgan an amount such that, after the payment of federal, state and local taxes, Mr. Horgan shall have received amounts free and clear of such taxes equal to the amount for the forgiveness of his loan.

  During 2000 and 2001, Cheap Tickets granted loans to each of the following individuals in the principal amount of $200,000 for the primary purpose of purchasing a residence in Hawaii: R. Evans Gebhardt; Monica Kosiorek; and Bill Lowry. The terms of these loans provide no stated interest until maturity. At each of the first three anniversaries of the loan, the loans require Cheap Tickets to forgive one-third of the principal amount as long as the executive is employed with Cheap Tickets on such anniversary, or in the year preceding such anniversary the executive is employed with Cheap Tickets for at least six months.

Compensation Committee Interlocks and Insider Participation

  No interlocking relationship exists between Cheap Tickets' executive officers, Board or compensation committee and any executive officer or member of the Board or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Section 16(a) Beneficial Ownership Reporting Compliance

  Did Directors, Executive Officers and Greater-Than-10% Stockholders Comply With Section 16(a) Beneficial Ownership Reporting in 2000?

  Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Cheap Tickets' directors, officers, and greater-than-10% stockholders to file with the SEC and the Nasdaq Stock Market on changes in their beneficial ownership of Cheap Tickets common stock and to provide Cheap Tickets with copies of the reports. Based on Cheap Tickets' review of these reports, Cheap Tickets believes that all of those reporting persons complied with their filing requirements for 2000, except for Ronald L. McElfresh who filed one late report on Form 4 involving the exercise of stock options.

                     REPORT OF THE COMPENSATION COMMITTEE

  The following Compensation Committee's Report on Executive Compensation shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulations 14A or 14C of or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and shall not be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, notwithstanding any general incorporation by reference of this Information Statement into any other document.

      The Report of the Compensation Committee on Executive Compensation

  The following is a report of the Compensation Committee of the Board of Directors (the "Compensation Committee") describing the compensation policies applicable to our executive officers during the fiscal year ended December 31, 2000. The Compensation Committee is responsible for ensuring that we provide competitive compensation practices and that those practices are in accordance with all legal requirements and are of the highest quality. These responsibilities include making recommendations to the board of directors regarding all forms of compensation to be provided to our executive officers, senior executives and directors, and all bonus and stock compensation to all employees.

 General Compensation Policy

  Under the supervision of the Compensation Committee, our compensation policy is designed to attract and retain qualified key executives critical to our growth and long-term success. It is the objective of the Compensation Committee to have a portion of each executive's compensation contingent upon our performance, as well as upon the individual's personal performance. Accordingly, each executive officer's compensation package is comprised of three elements: (1) base salary which reflects individual performance and expertise; (2) variable bonus awards payable in cash and tied to the achievement of certain performance goals, and (3) long-term stock-based incentive awards which are designed to strengthen the mutuality of interests between the executive officers and our stockholders. In addition, some of our key executives have been granted under their employment agreements non-interest bearing loans which are to be forgiven over a period of time if the executive continues his employment with us.

  The following summary describes in more detail the factors, which the Compensation Committee considers in establishing each of the three primary components of the compensation package provided to the executive officers.

 Base Salary

  The level of base salary is established on the basis of the individual's qualifications and relevant experience, the strategic goals for which she or he has responsibility, compensation levels at companies which compete with us for business and executive talent, and incentives necessary to attract and retain qualified management. Base salary is adjusted annually to take into account the individual's performance and to maintain a competitive salary structure. The Compensation Committee reviews and approves base wage compensation proposals for all executives earning $150,000 or more per annum.

 Cash-Based Incentive Compensation

  Cash bonuses are awarded to executive officers on the basis of their success in achieving designated individual goals and our success in achieving specific company-wide goals, such as increases in gross bookings, reaching earnings target goals, and maintaining a high level of customer service. The Compensation Committee reviews and recommends to the Board of Directors all incentive Compensation (bonus) Plan proposals relating to annual performance.

 Long-Term Incentive Compensation

  We utilize our stock option plans to provide executive and other key employees with incentives to maximize long-term stockholder values. Awards under this plan take the form of stock options designed to give the recipient a meaningful stake in the equity in Cheap Tickets and thereby closely align his or her interests with those of our stockholders.

  Each option grant allows the executive officer to acquire shares of common stock at a fixed price per share (the fair market value on the date of grant) over a specified period of time ranging from 6 to 10 years. The options typically vest equally over five years, contingent upon the executive officers' continued employment with us. Accordingly, the option will provide a return to the executive officer only if he or she remains in our service and then only if the market price of the common stock appreciates over the option term.

 Compensation of the Chief Executive Officer

  Michael J. Hartley, a co-founder of Cheap Tickets, served as Chief Executive Officer from 1986 until February 2001, and as Chairman of the Board from February 1999 to February 2001. Mr. Hartley has currently served as Executive Chairman of the Board since February 2001. His base salary for fiscal 2000 was $500,000.

  The factors discussed previously in "Base Salaries" and "Cash-Based Incentive Compensation," were applied in establishing the amount of Mr. Hartley's salary. The Compensation Committee noted in particular a number of achievements by Cheap Tickets in 2000, including year-over-year growth in gross bookings of 34%, significant growth in on-line operations, including a 235% growth in our Internet subscriber base over 1999 to more than 8.6 million and a 77% increase in Internet bookings from 1999. He was also successful in recruiting and hiring other key executives. The Compensation Committee believes that the salary level for Mr. Hartley was fair and equitable for 2000.

 Deductibility of Executive Compensation

  The Compensation Committee has considered the impact of Section 162(m) of the Internal Revenue Code adopted under the Omnibus Budget Reconciliation Act of 1993, which section disallows a deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for the chief executive officer and the four other most highly compensated executive officers, respectively, unless such compensation meets the requirements for the "performance-based" exception to Section 162(m). As the cash compensation paid by Cheap Tickets to each of its executive officers is expected to be below $1 million and the Compensation Committee believes that options granted under our 1997, and 1999 Incentive Stock Option Plans to such officers will meet the requirements for qualifying as performance-based, the Compensation Committee believes that Section 162(m) will not affect the tax deductions available to us with respect to the compensation of its executive officers. It is the Compensation Committee's policy to qualify, to the extent reasonable, its executive officers' compensation for deductibility under the applicable tax law. However, we may from time to time pay compensation to its executive officers that may not be deductible.

                   SUBMITTED BY THE COMPENSATION COMMITTEE:

                                  Cece Smith
                               Giles H. Bateman
                               George R. Mrkonic
                              Jeffrey N. Watanabe

Performance Graph

  The following graph compares, for the period from March 19, 1999 (the date of Cheap Tickets' initial public offering) through December 31, 2000, the percentage change in its cumulative total stockholder return of Cheap Tickets common stock with the cumulative total return of the NASDAQ Total Return Index and the TSC Internet Index. The graph assumes an initial investment of $100. The graph is not necessarily indicative of future price performance.

  The graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that Cheap Tickets specifically incorporates the information by reference, and shall not otherwise be deemed filed under such acts.

         Comparison of Total Return to Stockholder Among Cheap Tickets,
               NASDAQ Total Return Index and TSC Internet Index.

                        PERFORMANCE GRAPH APPEARS HERE

                                                         TSC
Measurement Period           CHEAP          NASDAQ-      INTERNET
(Fiscal Year Covered)        TICKETS, INC   TOTAL US     INDEX
-------------------          ----------     ---------     ----------
Measurement Pt-03/18/1999    $100.00        $100.00      $100.00
FYE 03/31/1999               $224.17        $100.74      $104.14
FYE 06/30/1999               $243.33        $109.32      $ 99.87
FYE 12/31/1999               $ 91.25        $165.60      $187.97
FYE 06/30/2000               $ 80.00        $161.61      $136.34
FYE 12/31/2000               $ 65.00        $ 99.66      $ 48.69

            INFORMATION ABOUT CHEAP TICKETS' COMMON STOCK OWNERSHIP

Which Stockholders Own at Least 5% of Cheap Tickets?

  The following table shows, as of August 13, 2001, all persons or entities Cheap Tickets knows to be "beneficial owners" of more than five percent of Common Stock. The information on Capital Group International, Inc., Capital Group Trust Company, Mr. Scott A. Bommer, SAB Capital Advisors, L.L.C. and SAB Capital Partners, L.P. below is based on Schedule 13G reports filed with the SEC. If you wish, you may obtain these reports from the SEC.

                                                               Common Stock
                                                               Beneficially
                                                                Owned(1)(2)
                                                           ---------------------
                                                           Number of  Percent of
Name and Address of Beneficial Owner                         Shares     Class
------------------------------------                       ---------- ----------
Michael J. Hartley(3)(5).................................. 10,960,637   47.0%
Sandra T. Hartley(4)(5)................................... 10,960,637   47.0%
Capital Group International, Inc.(6)......................  1,674,900    7.2%
Capital Guardian Trust Company(7).........................  1,674,900    7.2%
Scott A. Bommer(8)........................................  1,605,000    6.9%
SAB Capital Advisors, L.L.C.(9)...........................  1,329,915    5.7%
SAB Capital Partners, L.P.(10)............................  1,268,569    5.4%

--------
(1) "Beneficial ownership" is a technical term broadly defined by the SEC to mean more than ownership in the usual sense. So, for example, you "beneficially" own Cheap Tickets common stock not only if you hold it directly, but also if you directly or indirectly (through a relationship, a position as a director or trustee, or a contract or understanding), have, (or share) the power to vote the stock, to invest it, to sell it, or you currently have the right to acquire it or the right to acquire it within 60 days of August 13, 2001.
(2)   Based on 23,299,413 shares of common stock outstanding.
(3) Includes 686,314 shares of common stock held by the Michael J. Hartley Revocable Trust, dated December 21, 1988, as amended, 4,794,006 shares of common stock held by the Hartley Investments Limited Partnership (held for the benefit of Michael J. Hartley) and 5,480,317 shares of common stock held by Sandra T. Hartley. Mr. Hartley is the husband of Sandra T. Hartley. Mr. Hartley's address is 1440 Kapiolani Boulevard, Honolulu, Hawaii 96814. See note (4).
(4) Includes 686,311 shares of common stock held by the Sandra Tatsue Hartley Revocable Trust, dated December 21, 1988, as amended, 4,794,006 shares of common stock held by the Hartley Investments Limited Partnership (held for the benefit of Sandra T. Hartley) and 5,480,320 shares of common stock held by Michael J. Hartley. Ms. Hartley is the wife of Michael J. Hartley, Cheap Tickets' Executive Chairman of the Board. Ms. Hartley's address is 1440 Kapiolani Boulevard, Honolulu, Hawaii 96814. See note (3).
(5) On August 13, 2001, Mr. and Ms. Hartley entered into a Stockholder Agreement with Cendant, Purchaser and Cheap Tickets, pursuant to which Mr. and Ms. Hartley agreed (i) to tender all shares beneficially owned by them into the Offer, and (ii) granted to Cendant an option to purchase all shares beneficially owned by them in the event that they fail to tender their shares into the Offer. As a result of the Stockholder Agreement, Cendant may be deemed to beneficially own these shares.
(6) Based on a Schedule 13G/A filed with the SEC on February 12, 2001. Capital Group International, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in its Schedule 13G/A. The investment management companies, which include a "bank" as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. Capital Group International, Inc. does not have investment power or voting power over any of the securities reported in its Schedule 13G/A; however, Capital Group International, Inc. may be deemed to "beneficially own" such securities by virtue of Rule 13d-3 under the Securities Exchange Act of 1934. Its address is 11100 Santa Monica Boulevard, Los Angeles, California 90025. See Note (7).

(7) Based on a Schedule 13G/A filed with the SEC on February 12, 2001. Capital Guardian Trust Company, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 is deemed to be the beneficial owner of 1,674,900 shares as a result of its serving as the investment manager of various institutional accounts. Its address is 11100 Santa Monica Boulevard, Los Angeles, California 90025. See Note (6).
(8)   Based on a Schedule 13G filed with the SEC on March 5, 2001. Mr. Scott
      A. Bommer serves as the managing member of SAB Capital Advisors, L.L.C., a Delaware limited liability company, which is the general partner of a group of partnerships, including SAB Capital Partners, L.P., a Delaware limited partnership. Mr. Bommer's address is 650 Madison Avenue, 26th Floor, New York, New York 10022. See Notes (9) and (10).
(9) Based on a Schedule 13G filed with the SEC on March 5, 2001. SAB Capital Advisors, L.L.C., is the general partner of a group of partnerships, including SAB Capital Partners, L.P., a Delaware limited partnership. Mr. Scott A. Bommer serves as the managing member of SAB Capital Advisors, L.L.C. Its address is 650 Madison Avenue, 26th Floor, New York, New York 10022. See Note (8) and (10).
(10) Based on a Schedule 13G filed with the SEC on March 5, 2001. SAB Capital Partners, L.P., a Delaware limited partnership, is managed by SAB Capital Advisors, L.L.C., which acts as general partner of SAB Capital Partners, L.P. Mr. Scott A. Bommer serves as managing member of SAB Capital Advisors, L.L.C. Its address is 650 Madison Avenue, 26th Floor, New York, New York 10022. See Note (8) and (9).

How Much Stock is Owned by Directors and Executive Officers?

  The following table shows, as of August 13, 2001, the Common Stock that Cheap Tickets' directors and executive officers named in the Summary Compensation Table under "How Does Cheap Tickets Compensate Executive Officers?" beneficially own and those shares of Common Stock owned by all executive officers and directors as a group.

                                                             Common Stock
                                                             Beneficially
                                                              Owned(1)(2)
                                                         ---------------------
                                                         Number of  Percent of
Name of Beneficial Owner                                   Shares     Class
------------------------                                 ---------- ----------
Michael J. Hartley(3)................................... 10,960,637    47.0%
Cece Smith(4)...........................................  1,077,155     4.6%
Tammy A. Ishibashi(5)...................................    473,415     2.0%
Sam E. Galeotos(6)......................................    397,775     1.7%
Dale K. Jorgenson(7)....................................     69,200       *
George R. Mrkonic(8)....................................     34,528       *
Paul B. Halstead(9).....................................     20,000       *
Jason D. Horstman(10)...................................     15,250       *
Giles H. Bateman(11)....................................     15,608       *
A. Maurice Myers(12)....................................      4,586       *
Jeffrey N. Watanabe.....................................      1,290       *
All directors and executive officers as a group (17
 persons)............................................... 13,119,744    55.1%

--------
  *    Less than 1%.
 (1) See footnote 1 in the table included above under "Which Stockholders Own at Least 5% of Cheap Tickets?"
 (2) Based on 23,299,413 shares of common stock outstanding. Shares of our common stock issuable upon exercise of stock options currently exercisable or exercisable within 60 days of August 13, 2001 are considered outstanding for computing the percentage of the person holding those options but are not considered outstanding for computing the percentage of any other person.
 (3) Includes 686,314 shares of common stock held by the Michael J. Hartley Revocable Trust, dated December 21, 1988 as amended, 4,794,006 shares of common stock held by the Hartley Investments Limited Partnership (held for the benefit of Michael J. Hartley) and 5,480,317 shares of common stock held by Sandra T. Hartley. On August 13, 2001, Mr. and Ms. Hartley entered into a Stockholder Agreement with

       Cendant, Purchaser, and Cheap Tickets pursuant to which Mr. and Ms. Hartley agreed (i) to tender all shares beneficially owned by them into the Offer, and (ii) granted to Cendant an option to purchase all shares beneficially owned by them in the event that they fail to tender their shares into the Offer. As a result of the Stockholder Agreement, Cendant may be deemed to beneficially own these shares. Mr. Hartley is the husband of Sandra T. Hartley. See note (4) under "Which Stockholders Own at Least 5% of Cheap Tickets?"
 (4) Includes vested stock options to purchase 1,784 shares of common stock. Ms. Smith is a co-founder and general partner of Phillips-Smith Specialty Retail Group III, L.P.
 (5) Ms. Ishibashi is the niece of Michael J. Hartley, Cheap Tickets' Executive Chairman of the Board. See note (3).
 (6) Includes vested stock options to purchase 396,775 shares of common stock.
 (7) Includes 200 shares of common stock held by Mr. Jorgenson's minor child and deemed to be beneficially owned by him and vested stock options to purchase 28,000 shares of common stock.
 (8) Includes vested stock options to purchase 1,784 shares of common stock.
 (9) Represents vested stock options to purchase 20,000 shares of common stock.
(10) Includes vested stock options to purchase 15,000 shares of common stock.
(11) Includes vested stock options to purchase 1,784 shares of common stock.
(12) Includes vested stock options to purchase 1,784 shares of common stock.

                   [LETTERHEAD OF CIBC WORLD MARKETS CORP.]

                                                                     SCHEDULE II
                              August 13, 2001


The Board of Directors
Cheap Tickets, Inc.
1440 Kapiolani Boulevard
Honolulu, Hawaii 96814

Members of the Board:

You have asked CIBC World Markets Corp. ("CIBC World Markets") to render a written opinion ("Opinion") to the Board of Directors as to the fairness, from a financial point of view, to the holders of the common stock of Cheap Tickets, Inc. ("Cheap Tickets"), other than Cendant Corporation ("Cendant") and its affiliates, of the Cash Consideration (defined below) provided for pursuant to the Agreement and Plan of Merger, dated August 13, 2001 (the "Merger Agreement"), among Cendant Corporation, Diamondhead Acquisition Corporation, a wholly owned subsidiary of Cendant ("Sub"), and Cheap Tickets. The Merger Agreement provides for, among other things, (i) the commencement by Sub of a tender offer to purchase all outstanding shares of the common stock, par value $0.001 per share, of Cheap Tickets ("Cheap Tickets Common Stock" and, such tender offer, the "Tender Offer") at a purchase price of $16.50 per share, net to the seller in cash (the "Cash Consideration"), and (ii) subsequent to the Tender Offer, the merger of Sub with and into Cheap Tickets (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of Cheap Tickets Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

In arriving at our Opinion, we:

(a)  reviewed the Merger Agreement;

(b) reviewed audited financial statements of Cheap Tickets for the fiscal years ended December 31, 1998, December 31, 1999 and December 31, 2000;

(c) reviewed unaudited financial statements of Cheap Tickets for the quarterly period ended March 30, 2001 and a draft quarterly report prepared by the management of Cheap Tickets for the quarterly period ended June 30, 2001;

(d) reviewed financial projections of Cheap Tickets prepared by the management of Cheap Tickets;

(e) reviewed historical market prices and trading volumes for Cheap Tickets Common Stock;

(f) held discussions with the senior management of Cheap Tickets with respect to the business and prospects for future growth of Cheap Tickets;

(g) reviewed and analyzed certain publicly available financial data for certain companies we deemed comparable to Cheap Tickets;

(h) reviewed and analyzed certain publicly available information for transactions that we deemed comparable to the Transaction;

(i) performed a discounted cash flow analysis of Cheap Tickets using certain assumptions of future performance provided to or discussed with us by the management of Cheap Tickets;

(j)  reviewed public information concerning Cheap Tickets;

The Board of Directors
Cheap Tickets, Inc.
August 13, 2001
Page 2


(k) at the request of Cheap Tickets, approached and held discussions with certain third parties to solicit indications of interest in the possible acquisition of Cheap Tickets; and

(l) performed such other analyses and reviewed such other information as we deemed appropriate.

In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by Cheap Tickets and its employees, representatives and affiliates. With respect to financial forecasts of the future financial condition and operating results of Cheap Tickets provided to or discussed with us by the management of Cheap Tickets, we assumed, at the direction of the management of Cheap Tickets, without independent verification or investigation, that such forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of Cheap Tickets. We also have assumed, with the consent of Cheap Tickets, that in the course of obtaining the necessary regulatory or third party approvals or consents for the Transaction, no delay, limitation restriction or condition will be imposed that would have a material adverse effect on the Transaction. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities (contingent or otherwise) of Cheap Tickets or its affiliated entities. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of Cheap Tickets or the price at which Cheap Tickets Common Stock will trade subsequent to announcement or upon consummation of the Transaction. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

We have acted as a financial advisor to Cheap Tickets and to the Board of Directors in rendering this Opinion and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. We also will receive a fee upon delivery of this Opinion. CIBC World Markets and its affiliates in the past have provided, and currently are providing, services to Cheap Tickets unrelated to the proposed Transaction, for which services we and our affiliates have received and would receive compensation. In the ordinary course of business, CIBC World Markets and its affiliates actively trade or hold securities of Cheap Tickets and Cendant for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction is fair, from a financial point of view, to the holders of Cheap Tickets Common Stock (other than Cendant and its affiliates). This Opinion is for the use of the Board of Directors of Cheap Tickets in its evaluation of the Transaction and does not

The Board of Directors
Cheap Tickets, Inc.
August 13, 2001
Page 3


constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Cheap Tickets Common Stock in the Tender Offer or how such stockholder should vote on any matters relating to the Transaction.

                                Very truly yours,

                                /s/ CIBC World Markets Corp.

                                CIBC WORLD MARKETS CORP.